Exhibit 2.1

Execution Version

SECURITIES PURCHASE AGREEMENT

BY AND BETWEEN

AMEDISYS HOSPICE, L.L.C.

AND

GOLDEN GATE ANCILLARY LLC

April 23, 2020

TABLE OF CONTENTS

ARTICLE I THE TRANSACTION		2

1.01	Basic Transaction	2
1.02	Purchase Price	2
1.03	Estimated Closing Payment	3
1.04	Closing Payment Determination	3
1.05	Preparation of Pre-Closing Statement and Closing Statement; Cooperation	5
1.06	Payment of the Closing Payment	6

ARTICLE II CLOSING DELIVERABLES		6

2.01	Closing	6
2.02	Buyer’s Closing Deliverables	7
2.03	Seller’s Closing Deliverables	7

ARTICLE III REPRESENTATIONS AND WARRANTIES REGARDING THE BUYER		8

3.01	Status	8
3.02	Power and Authority	9
3.03	Enforceability	9
3.04	No Violations; Consents and Approvals	9
3.05	No Brokers	9
3.06	Sufficiency of Funds	9
3.07	Due Diligence	9
3.08	Investment Representation	10
3.09	Solvency	10
3.10	Litigation	10
3.11	R&W Insurance	10

ARTICLE IV REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER		11

4.01	Status	11
4.02	Power and Authority; Ownership	11
4.03	Enforceability	11
4.04	No Violations; Consents and Approvals	11
4.05	No Brokers	11
4.06	Litigation	12

ARTICLE V REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANIES		12

5.01	Corporate Status	12
5.02	Capitalization; Subsidiaries	12
5.03	No Violation; Consents and Approvals	13
5.04	Financial Statements	13
5.05	Undisclosed Liabilities	14
5.06	Absence of Certain Developments	14
5.07	Litigation	16
5.08	Environmental Matters	16

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5.09	Title to Properties	16
5.10	Compliance with Laws	17
5.11	Permits	17
5.12	Labor and Employment Matters	18
5.13	Employee Benefit Plans	19
5.14	Tax Matters	22
5.15	Insurance	23
5.16	Affiliated Transactions	24
5.17	Material Contracts	24
5.18	Intellectual Property	26
5.19	No Brokers	27
5.20	Health Care Compliance	27
5.21	Payors and Suppliers	36
5.22	Certain Business Practices	36
5.23	Bank Accounts, Etc	37
5.24	Stimulus Funds, Etc.	37

ARTICLE VI PRE-CLOSING COVENANTS		38

6.01	Further Assurances; Closing Conditions	38
6.02	Notices and Consents	38
6.03	Regulatory Filings	38
6.04	Conduct of the Business	39
6.05	Access to Information	40
6.06	Notice of Developments; Hold-Back Amount	41
6.07	Exclusivity	42
6.08	Employment Term Sheets	43
6.09	Lease Agreement	43
6.10	Confidentiality Agreement	43
6.11	Interim Financial Information	43
6.12	R&W Insurance	43
6.13	Other Covenants	44

ARTICLE VII POST-CLOSING COVENANTS		46

7.01	Further Assurances	46
7.02	Director and Officer Liability and Indemnification	46
7.03	Access to Books and Records	47
7.04	Employees	47
7.05	Tax Matters	49
7.06	Mutual Release	51
7.07	Dormant AseraCare Entities	52
7.08	CARES Act Compliance	52

ARTICLE VIII CONDITIONS TO THE OBLIGATIONS OF THE BUYER		52

8.01	Accuracy of Representations and Warranties	52

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8.02	Compliance with Obligations	53
8.03	No Adverse Proceeding	53
8.04	Satisfaction of Materiality Conditions	53
8.05	Payoff Letters	53
8.06	No Material Adverse Effect	53
8.07	Governmental Authority Approvals	53
8.08	R&W Insurance	53
8.09	Material Third Party Consents and Notices	53
8.10	Other Deliveries	53

ARTICLE IX CONDITIONS TO THE OBLIGATIONS OF THE SELLER		54

9.01	Accuracy of Representations and Warranties	54
9.02	Compliance with Obligations	54
9.03	No Adverse Proceeding	54
9.04	Reserved	54
9.05	Other Deliveries	54

ARTICLE X SURVIVAL		54

ARTICLE XI TERMINATION		55

11.01	Termination	55
11.02	Effect of Termination	56

ARTICLE XII GENERAL PROVISIONS		57

12.01	Notices	57
12.02	Entire Agreement	58
12.03	Severability	58
12.04	Expenses	58
12.05	Amendment; Waiver	58
12.06	Binding Effect; Assignment	58
12.07	Counterparts	59
12.08	Interpretation; Disclosure Schedule	59
12.09	Governing Law; Interpretation	59
12.10	Forum Selection and Consent to Jurisdiction	60
12.11	Specific Performance	60
12.12	Arm’s Length Negotiations; Drafting	60
12.13	Acknowledgement by the Buyer; Disclaimers	61
12.14	Confidentiality; Publicity	62
12.15	Made Available	63
12.16	Electronic Delivery	63
12.17	Representation of the Acquired Companies	63
12.18	Non-Recourse	64
12.19	WAIVER OF JURY TRIAL	64
12.20	Intervention and Limited Guaranty by Amedisys	64

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EXHIBITS

Exhibit A	Definitions
Confidential Exhibit A-1	2020 First Calendar Quarter ADC
Exhibit B	Employment Term Sheet and PCA Parties
Exhibit C	Closing Statement Methodology
Exhibit D	Forms of Closing Certificates
Exhibit E	Reserved
Exhibit F	Form of Escrow Agreement
Exhibit G	Forms of Protective Covenants Agreements
Exhibit H	Form of Repayment Certificate
Exhibit I	Form of Transition Services Agreement

DISCLOSURE SCHEDULE

Section 2.03(e)	Resignations
Section 4.04	No Violation; Consents and Approvals – Seller
Section 4.05	Brokers – Seller
Section 5.02	Capitalization
Section 5.03	No Violations; Consents and Approvals
Section 5.04(a)	Financial Statements
Section 5.04(b)	Funded Debt
Section 5.05	Undisclosed Liabilities
Section 5.06	Absence of Certain Developments
Section 5.07	Litigation
Section 5.08	Environmental Matters
Section 5.09(a)	Personal Property
Section 5.09(b)	Leased Real Property
Section 5.09(c)	Real Property Leases
Section 5.12(a) – (f)	Employees, Labor Exceptions, Etc.
Section 5.13(a)	Employee Benefit Plans
Section 5.14	Tax Matters
Section 5.15	Insurance
Section 5.16	Affiliated Transactions
Section 5.17(a)	Material Contracts
Section 5.17(b)	Material Contracts – Exception
Section 5.18(a)	Intellectual Property
Section 5.18(b)	Intellectual Property Exceptions
Section 5.19	Brokers – Acquired Companies
Section 5.20(a) - (v)	Health Care Compliance, Etc.
Section 5.21(a)	Top Payors
Section 5.21(b)	Top Suppliers
Section 5.21(c)	Top Contracted Care Partners
Section 5.23	Bank Accounts, Etc.
Section 5.24(a)	Stimulus Funds, Etc.

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Section 5.24(b)	Deferred Payroll Tax Liability
Section 6.02	Notices and Consents
Section 6.04	Conduct of the Business
Section 7.05(e)	Allocation Methodology
Section 8.07	State Regulatory Filings
Section 8.09	Third Party Consents

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SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is entered into as of April 23, 2020, by and between Amedisys Hospice, L.L.C., a Louisiana limited liability company (the “Buyer”), and Golden Gate Ancillary LLC, a Delaware limited liability company (the “Seller”). Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them on Exhibit A attached hereto. The Buyer and the Seller are referred to collectively herein as the “Parties” and each individually as a “Party.” Amedisys, Inc., a Delaware corporation (“Amedisys”), also joins in this Agreement solely for purposes of Section 12.20.

RECITALS

WHEREAS, the Seller owns 100% of the issued and outstanding Equity Securities (the “Purchased Securities”) of Homecare Preferred Choice, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Company owns 100% of the issued and outstanding Equity Securities of each of Hospice Preferred Choice, Inc., a Delaware corporation (“Hospice Preferred”), and Hospice of Eastern Carolina, Inc., a North Carolina corporation (“Hospice Eastern”);

WHEREAS, Hospice Eastern owns 100% of the issued and outstanding Equity Securities of each of the Aseracare Agencies;

WHEREAS, on the Closing Date, the Seller desires to sell to the Buyer all of its right, title, and interest in and to the Purchased Securities, and the Buyer desires to purchase from the Seller all of the Seller’s right, title, and interest in and to the Purchased Securities, in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, upon the Buyer’s purchase of the Purchased Securities, the Buyer shall own, directly or indirectly, 100% of the issued and outstanding Equity Securities of each Acquired Company;

WHEREAS, the respective governing bodies of (i) Amedisys, (ii) the Buyer, and (iii) the Seller have each approved this Agreement and the transactions contemplated hereby, in each case, upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to the Buyer’s willingness to enter into this Agreement, the Buyer has entered into employment term sheets and accompanying protective covenant agreements with those employees of the Acquired Companies listed on Exhibit B, with the effectiveness of each such employment term sheet and accompanying protective covenant agreement being contingent upon the consummation of the Closing;

WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to the Seller’s willingness to enter into this Agreement, the Buyer, the Seller and the Escrow Agent have executed and delivered the Escrow Agreement, and the Buyer has deposited with the Escrow Agent the R&W Deposit Amount as security for Buyer’s obligations with respect to any fees and premiums that will become due from Buyer arising under the R&W Insurance Commitment Letter and R&W Insurance; and

WHEREAS, prior to the date of the Closing, the Seller agrees that (i) Spectra Healthcare Alliance, Inc. will convert into a limited liability company in an intended tax-free liquidation under Section 332 of the Code, and (ii) each of the Company, Hospice Preferred and Hospice Eastern will adopt a plan of liquidation for federal income tax purposes which includes the deemed liquidations occurring under Section 338(h)(10) of the Code and the prior distributions to the Company and by the Company to the Seller of certain intercompany receivables owed by Hospice Preferred and Hospice Eastern to the Seller or any Affiliate of the Seller (other than the Acquired Companies) (the “Intercompany Receivables”), and on or prior to the date of the Closing, such distributions of the Intercompany Receivables will occur (collectively, the “Reorganization”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, representations, and warranties herein made, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

THE TRANSACTION

1.01    Basic Transaction. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Buyer will purchase, acquire, and accept from the Seller, and the Seller will sell, transfer, assign, convey, and deliver to the Buyer, all right, title, and interest in and to all of the Purchased Securities, free and clear of any and all Liens, which Purchased Securities shall constitute 100% of the issued and outstanding Equity Securities of the Company.

1.02    Purchase Price. Subject to the adjustments set forth in this ARTICLE I, the aggregate consideration for the Purchased Securities will be an amount equal to (a) the Purchase Price, plus (b) the Cash Amount, minus (c) the Closing Indebtedness, minus (d) the Transaction Expenses Amount, minus (e) the Working Capital Deficit, if any, plus (f) the Working Capital Surplus, if any, minus (g) the Escrow Amount, minus (h) the Deferred Payroll Tax Liability, minus (i) the Hospice Cap Liability, minus (j) the Hold-Back Amount, if applicable (the “Closing Payment”).

(a)    Closing Payment. At the Closing, the Buyer will:

(i)    Pay the Seller the Estimated Closing Payment, which shall be applied by the Seller towards the outstanding principal of the ZSS Indebtedness within five (5) Business Days of the Closing pursuant to the release letter delivered by the Seller to the Buyer pursuant to Section 2.03(d) (the “Release Letter”);

(ii)    Pay (or cause to be paid), on behalf of the Seller and the Acquired Companies, the amount of Closing Indebtedness reflected in the Pre-Closing Statement;

(iii)    Pay (or cause to be paid), on behalf of the Seller and the Acquired Companies, the Transaction Expenses Amount reflected in the Pre-Closing Statement and contemplated by its terms to be paid at the Closing;

(iv)    Deposit with the Escrow Agent, the Escrow Amount pursuant to the terms of this Agreement and the Escrow Agreement; and

(v)    Deposit the Hold-Back Amount with the applicable escrow agent in accordance with Section 6.06(b), if applicable.

(b)    Payments. All payments to the Seller pursuant to this Section 1.02 will be made by wire transfer of immediately available funds to such accounts designated by the Seller in the Pre-Closing Statement.

(c)    Release of R&W Deposit Amount. At or immediately prior to the Closing, the Seller and the Buyer will jointly instruct the Escrow Agent to release the R&W Deposit Amount to the insurer under the R&W Insurance, in accordance with the terms of the Escrow Agreement.

1.03    Estimated Closing Payment. Not less than two (2) Business Days prior to the Closing Date, the Seller will deliver to the Buyer a statement, prepared in consultation with the Buyer (the “Pre-Closing Statement”), that will set forth the Seller’s good faith estimate of (a) the Cash Amount, (b) the Closing Indebtedness, (c) the Transaction Expenses Amount, (d) the Working Capital (the “Estimated Working Capital”) and based on the Estimated Working Capital, the Working Capital Surplus, if any, or the Working Capital Deficit, if any, (e) the Deferred Payroll Tax Liability, (f) the Hospice Cap Liability, and (g) based on the immediately preceding clauses (a) through (f) and after taking into account the Escrow Amount, the Closing Payment (the “Estimated Closing Payment”); provided, however, that if Buyer and Seller, acting reasonably and in good faith, are unable to agree upon one or more items to be set forth in the Pre-Closing Statement, then the Pre-Closing Statement as proposed by Seller (as modified (if at all) based upon the agreement of Buyer and Seller), shall be the Pre-Closing Statement used in the final calculation of the Estimated Closing Payment unless the aggregate amount in dispute is Material; provided further, that Buyer’s payment of the Estimated Closing Payment shall not constitute Buyer’s agreement with the calculations or methodologies utilized within the Pre-Closing Statement. The Pre-Closing Statement shall set forth the names of each Person to be paid pursuant to Section 1.02(a) above, the amounts to be paid to each such Person, and the wire transfer instructions for each such Person, and the Buyer shall be entitled to rely thereon in making such payments and shall not be responsible for the calculations or the determinations regarding such calculations in the Pre-Closing Statement.

1.04    Closing Payment Determination. As promptly as possible, but in any event within ninety (90) days after the Closing Date, the Buyer will prepare and deliver to the Seller an unaudited consolidated balance sheet of the Acquired Companies as of the Closing together with a statement setting forth the Buyer’s good faith calculation of (a) the Cash Amount, (b) the Closing Indebtedness, (c) the Transaction Expenses Amount, (d) the Working Capital as of the Closing Date and the Working Capital Surplus or Working Capital Deficit, if any, (e) the Deferred Payroll Tax Liability, (f) the Hospice Cap Liability, and (g) based on the amounts set forth in the immediately preceding clauses (a) through (f) and after taking into account the Escrow Amount, the Closing Payment (the “Closing Statement”). If the Buyer fails to timely deliver the Closing Statement, the Seller may elect to either (i) deliver a Closing Statement to the Buyer within ninety (90) days after the Closing Date (and the procedures below will apply mutatis mutandis), in which case the Buyer will provide the Seller with reasonable access to the records and work papers necessary to prepare the Closing Statement, or (ii) accept the Estimated Closing Payment as the final Closing Payment. After delivery of the Closing Statement by the Buyer, the Seller and its respective Representatives will be permitted to make inquiries of the Buyer and its Representatives regarding questions, concerns, or disagreements with the Closing Statement arising in the course of their review thereof, including being provided with copies of all requested records and work papers reasonably necessary to compute and verify the information set forth in the Closing Statement. If the Seller has any objections to the Closing Statement, then the Seller will deliver to the Buyer a statement (an “Objection Statement”) setting forth its disputes or objections (the “Objection Disputes”) to the Closing Statement with reasonable specificity and, to the extent practical, the Seller’s proposed resolution of each such Objection Dispute. If an Objection Statement is not delivered to the Buyer within thirty (30) days after receipt of the Closing Statement by the Seller, then the Closing Statement as originally received by the Seller will be final, binding, and non-appealable by the Parties. If an Objection Statement is timely delivered, then the Buyer and the Seller will negotiate in good faith to resolve any Objection Disputes, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objection Statement (the “Negotiation Period”), the Seller and the Buyer will retain and submit each unresolved Objection Dispute to (y) PricewaterhouseCoopers LLP, and (z) if PricewaterhouseCoopers LLP is not available or is not independent at such time, an independent accounting firm mutually agreed upon by the Buyer and the Seller (the “Independent Auditor”) to resolve such Objection Disputes; provided, that if the Buyer and the Seller do not appoint the Independent Auditor within ten (10) days after the end of the Negotiation Period, then either the Buyer or the Seller may request that the American Arbitration Association (the “AAA”) appoint a nationally recognized independent public accounting firm, which the AAA determines has had no Material relationships with either of the Parties or their respective Affiliates during the preceding two (2) years, as the “Independent Auditor” and such appointment by the AAA will be final, binding, and conclusive on the Parties. If, during the Negotiation Period, the Seller and the Buyer are able to resolve any Objection Disputes, then such agreed upon amounts will become final, binding, non-appealable, and conclusive on the Parties. The Independent Auditor will be instructed to set forth a procedure to provide for prompt resolution of any unresolved Objection Disputes and, in any event, to make its determination in respect of such Objection Disputes within thirty (30) days following its retention. Neither the Buyer nor the Seller will have or conduct any communication, either written or oral, with the Independent Auditor without the other Party either being present (or having waived or declined in writing its right to be present) or receiving a concurrent copy of any written communication. The Buyer and the Seller, and their respective Representatives, will cooperate fully with the Independent Auditor during its engagement and respond on a timely basis to all reasonable requests for information or access to documents or personnel made by the Independent Auditor, all with the intent to fairly, and in good faith, resolve all Objection Disputes as promptly as reasonably practicable. The Parties will be entitled to have a judgment entered on such written report in any court of competent jurisdiction. In resolving any disputed item, the Independent Auditor (1) may not assign a value to any particular item greater than the greatest value for such item claimed by either the Buyer or the Seller, or less than the lowest value for such item claimed by either the Buyer in the Closing Statement or the Seller in the Objection Disputes, (2) will be bound by the principles set forth in this Agreement (including the methodologies and procedures set forth on Exhibit C attached hereto), (3) will act as an expert and not as an arbitrator, and (4) will limit its review to matters specifically set forth in the Objection Statement. The Independent Auditor’s determination of such Objection Disputes will be final and binding upon the Parties. If any unresolved Objection Disputes are submitted to the Independent Auditor, then, for purposes of this Section 1.04, the fees and expenses of the Independent Auditor in connection with any such resolution will be paid by the Parties (the Seller, on the one hand, and the Buyer, on the other hand) in the inverse proportion as they may prevail on the matters resolved by the Independent Auditor. For example, should the items in dispute total an amount equal to $1,000 and the Independent Auditor awards $600 in favor of the Buyer’s position, 60% of the costs and expenses of the Independent Auditor’s review would be borne by the Seller and 40% of the costs and expenses of the Independent Auditor would be borne by the Buyer. The Parties acknowledge that all discussions related to any Objection Disputes are without prejudice communications made in confidence with the intent of attempting to resolve a litigious dispute and are subject to settlement privilege. The final Closing Statement, however determined pursuant to this Section 1.04, will set forth the Working Capital Surplus or Working Capital Deficit, if any, the Cash Amount, the Closing Indebtedness, the Transaction Expenses Amount, the Deferred Payroll Tax Liability, and the Hospice Cap Liability, in each case, to be used to determine the final Closing Payment. The process set forth in this Section 1.04 will be the exclusive remedy of the Parties for any disputes related to items required to be reflected on the Closing Statement or included in the calculation of Working Capital, the Cash Amount, the Closing Indebtedness, the Transaction Expenses Amount, the Deferred Payroll Tax Liability, or the Hospice Cap Liability, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties.

1.05    Preparation of Pre-Closing Statement and Closing Statement; Cooperation.

(a)    Preparation of Pre-Closing Statement and Closing Statement. Each of the Pre-Closing Statement and the Closing Statement (including the calculation of the Estimated Closing Payment and the Closing Payment, as applicable, and each of the components thereof) will be prepared and calculated in accordance with the same accounting methodologies, principles, and procedures used in, and on a basis consistent with, those applied by the Seller in preparing the Audited Financial Statements (including the Estimated Working Capital), except that the Pre-Closing Statement and the Closing Statement (including the calculations of Estimated Working Capital, Working Capital, the Cash Amount, and Closing Indebtedness) will: (i) not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement; (ii) be based on facts and circumstances as they exist prior to the Closing and will exclude the effect of any act, decision or event occurring on or after the Closing; (iii) include the same line items, and only the line items, included on Exhibit C attached hereto; and (iv) not reflect, directly or indirectly, any additional reserve or accrual that is not reflected on the Audited Financial Statements.

(b)    Cooperation. Following the Closing, the Buyer will, and will cause the Acquired Companies, and their respective officers, employees, consultants, accountants, and agents to, cooperate reasonably with the Seller and its Representatives in connection with the Seller’s review of the Closing Statement and the preparation of the Objection Statement and to provide any books, records, work papers, and other information reasonably requested by the Seller and its Representatives in connection therewith or in connection with resolving any Objection Disputes.

1.06    Payment of the Closing Payment. Upon the final determination of the Closing Statement pursuant to Section 1.04:

(a)    If the Closing Payment exceeds the Estimated Closing Payment (such excess, the “Positive Adjustment Amount”), then promptly (but in any event within five (5) Business Days after the final determination of the Closing Statement pursuant to Section 1.04), (i) the Buyer will pay by wire transfer of immediately available funds to the Seller to such accounts designated by the Seller the lesser of (x) the Positive Adjustment Amount and (y) $1,000,000, and (ii) the Seller and the Buyer will jointly instruct the Escrow Agent to release the entire Escrow Amount to the Seller. Neither the Buyer, nor any of the Buyer’s Affiliates, will have any liability for any portion of the Positive Adjustment Amount in excess of $1,000,000.

(b)    If the Estimated Closing Payment exceeds the Closing Payment (such excess, the “Negative Adjustment Amount”), then promptly (but in any event within five (5) Business Days after the final determination of the Closing Statement pursuant to Section 1.04), the Seller and the Buyer will jointly instruct the Escrow Agent to release (i) an amount from the Escrow Amount to the Buyer equal to the Negative Adjustment Amount, and (ii) to the extent the Negative Adjustment Amount is less than the Escrow Amount, any such remaining amount in the Escrow Amount to the Seller. The Escrow Amount will be the Buyer’s sole and exclusive recourse for any Negative Adjustment Amount and neither the Seller, nor any of the Seller’s Affiliates, will have any liability for any portion of the Negative Adjustment Amount in excess of the Escrow Amount.

(c)    Notwithstanding anything to the contrary in this Agreement, the Buyer and any other applicable withholding agent shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to or contemplated by this Agreement, including those amounts payable pursuant to Section 1.02, such amounts as are required to be deducted and withheld with respect to the making of such payments under applicable Law; provided, that the Buyer shall provide the Seller with a written notice of the Buyer’s intention to withhold at least three (3) business days prior to any such withholding. Any amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid in accordance with this Agreement to the Person in respect of which such deduction and withholding was made.

ARTICLE II

CLOSING DELIVERABLES

2.01    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place electronically by the mutual exchange of signatures in accordance with Section 12.16 at (a) 10:00 a.m. (eastern time) on the second (2nd) Business Day following satisfaction or waiver (in writing by the Person with the authority to provide such waiver) of all of the closing conditions set forth in Article VIII and Article IX (other than those that by their nature only can be satisfied at the Closing, but subject to the satisfaction or waiver thereof at such time), or (b) on such other date as is mutually agreed in writing by the Buyer and the Seller. The date on which Closing actually occurs is referred to herein as the “Closing Date.” If the Closing occurs, all transactions contemplated herein (other than Section 1.04) to occur on and as of the Closing Date will be deemed to have occurred simultaneously and to be effective as of 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”).

2.02    Buyer’s Closing Deliverables. At or prior to the Closing, the Buyer will deliver or cause to be delivered to the Seller the following:

(a)    a certificate of the Buyer dated as of the Closing Date in form and substance substantially similar to Exhibit D-1 attached hereto, stating that the conditions specified in Sections 9.01 and 9.02 have been satisfied;

(b)    a certificate of the Secretary of the Buyer, in form and content reasonably satisfactory to the Seller, dated as of the Closing Date, attaching and certifying (i) the Organizational Documents of the Buyer, (ii) the authorizing resolutions of each of Buyer and Amedisys, and (iii) the incumbency and signatures of the Persons signing this Agreement and the other agreements contemplated hereby on behalf of the Buyer;

(c)    payment for the D&O Tail Policy;

(d)    a copy of the paid-for and bound R&W Insurance, which will be in full force and effect;

(e)    a copy of the articles of organization of the Buyer, certified by the Secretary of State of Louisiana and a certificate of good standing from the Secretary of State of Louisiana, in each case, dated within ten (10) Business Days of the Closing Date;

(f)    the escrow agreement contemplated by Section 6.06(b), duly executed by the Buyer and the escrow agent, if applicable.

2.03    Seller’s Closing Deliverables. At or prior to the Closing, the Seller will deliver or cause to be delivered to the Buyer the following:

(a)    a certificate of the Seller and the Acquired Companies dated as of the Closing Date in form and substance substantially similar to Exhibit D-2 attached hereto, stating that the conditions specified in Sections 8.01, 8.02, and 8.06 have been satisfied;

(b)    a certificate from the Seller, in form and content reasonably satisfactory to the Buyer, stating that the Seller is not a “foreign person” for purposes of Section 1445 of the Code;

(c)    a certificate of the Secretary of the Seller, in form and content reasonably satisfactory to the Buyer, dated as of the Closing Date, attaching and certifying (i) the Organizational Documents of each Acquired Company, together with a certificate of good standing for each Acquired Company from the Secretary of State in which such Acquired Company was organized, dated as of a recent date, (ii) the authorizing resolutions of the Seller, and (iii) the incumbency and signatures of the Persons signing this Agreement and the other agreements contemplated hereby on behalf of the Seller;

(d)    Release Letter, in customary form, from the holder of the ZSS Indebtedness (the “Indebtedness Holder”) that provides that, upon Buyer’s payment at the Closing of the Estimated Closing Payment pursuant to Section 1.02(a)(i), (i) all Liens with respect to the assets of the Acquired Companies and Equity Securities of the Acquired Companies in favor of such Indebtedness Holder will be irrevocably terminated and of no further force and effect, and (ii) the Acquired Companies shall be irrevocably released and discharged from the ZSS Indebtedness;

(e)    resignations, effective as of the Closing, in form and content reasonably acceptable to the Buyer, of each officer, director and/or manager of the Acquired Companies listed on Section 2.03(e) of the Disclosure Schedule;

(f)    an assignment of Equity Securities, in form and content reasonably satisfactory to the Buyer, representing the transfer of the Purchased Securities to the Buyer, duly executed by the Seller, together with the original stock, unit or membership certificates of any of the Equity Securities of the Acquired Companies, if applicable;

(g)    a copy of the Transition Services Agreement, duly executed by GGNSC Administrative Services, LLC and the Company;

(h)    copies of the Protective Covenants Agreements, duly executed by the Seller and Ron Silva;

(i)    a copy of the Repayment Certificate, duly executed by the Seller;

(j)    true and correct copies of all of the documents comprising the Reorganization (the “Reorganization Documents”);

(k)    a copy of the bound D&O Tail Policy, which will be in full force and effect as of the Closing Date;

(l)    IRS Form 8023, duly executed by the parties in accordance with the instructions thereto, together with such other documentation as may be reasonably requested by the Buyer relating to the Section 338(h)(10) Election; and

(m)    the escrow agreement contemplated by Section 6.06(b), duly executed by the Seller, if applicable.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE BUYER

The Buyer represents and warrants to the Seller that, as of the date hereof and as of the Closing:

3.01    Status. The Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Louisiana. Either (i) Buyer has validly elected to be taxable as a corporation, or (ii) Buyer is a disregarded entity for federal income Tax purposes, all of whose equity interests are owned by a corporation.

3.02    Power and Authority. The Buyer has all requisite limited liability company power and authority to execute and deliver this Agreement and the Related Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All limited liability company acts or proceedings required to be taken by the Buyer to authorize the execution and delivery of this Agreement and the Related Agreements to which it is a party and the performance of the Buyer’s obligations hereunder and thereunder have been properly taken.

3.03    Enforceability. This Agreement has been duly authorized, executed, and delivered by the Buyer and, assuming the due and valid authorization, execution, and delivery of this Agreement by the Seller, this Agreement constitutes the legal, valid, and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting or relating to creditors’ rights generally and general equitable principles (the “Bankruptcy and Equity Exceptions”).

3.04    No Violations; Consents and Approvals. Except as set forth on Schedule 3.04 of the Buyer Disclosure Schedule, the execution, delivery, and performance of this Agreement and the Related Agreements to which the Buyer is a party, and the consummation by it of the transactions contemplated hereby and thereby will not (a) violate any provision of the Organizational Documents of the Buyer, (b) violate any Material Law applicable to, binding upon, or enforceable against the Buyer, (c) result in any Material breach of, or constitute a Material default (or an event which would, with the passage of time or the giving of notice or both, constitute a Material default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon, or accelerate, any Contract to which the Buyer is a party or bound, (d) result in the creation or imposition of any Lien upon any of the Material property or Material assets of the Buyer, or (e) require the consent or approval of any Governmental Authority or any other Person.

3.05    No Brokers. The Buyer has not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated by this Agreement and the Related Agreements to which it is a party for which the Seller or any of its Affiliates would be liable following the Closing.

3.06    Sufficiency of Funds. The Buyer has, and will have on the Closing Date, funds immediately available to it under its credit facility sufficient to consummate the transactions contemplated by this Agreement, including the payment of the Purchase Price and all fees and expenses payable by the Buyer in connection with the transactions contemplated by this Agreement. Except as described on Schedule 3.06 of the Buyer Disclosure Schedule, the Buyer is not required to obtain any approvals or provide any notices under its credit facility to consummate the transactions contemplated by this Agreement. To Buyer’s Knowledge, there are no circumstances or conditions that would reasonably be expected to prevent or substantially delay the availability of such funds at the Closing.

3.07    Due Diligence. The Buyer has completed such investigations of the Acquired Companies as it deems necessary and appropriate and has received all of the information that it has requested from the Acquired Companies in connection with the execution and delivery of this Agreement and the Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby.

3.08    Investment Representation. The Buyer is acquiring the Purchased Securities for its own account with the present intention of holding the Purchased Securities for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities Laws. The Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Buyer acknowledges and agrees that the representations and warranties made by the Seller in this Agreement (as qualified by the Disclosure Schedule) supersede, replace, and nullify in every respect the data set forth in any other document, material, or statement, whether written or oral, made available to the Buyer or any of its Representatives and the Buyer will be deemed to have not relied on any data contained in such data for any purpose whatsoever, including as a promise, projection, guaranty, representation, warranty, or covenant.

3.09    Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, assuming (a) the representations and warranties set forth in Article IV and Article V are true and correct, and (b) the Acquired Companies are Solvent immediately prior to the Closing, the Buyer and the Acquired Companies will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay, or defraud either present or future creditors of the Buyer and the Acquired Companies.

3.10    Litigation. There are no Proceedings pending or, to the Knowledge of the Buyer, expressly threatened in writing against the Buyer or its Affiliates, at Law or in equity, or before or by any Governmental Authority which reasonably would be expected to affect the legality, validity, or enforceability of this Agreement or the timely consummation of the transactions contemplated by this Agreement.

3.11    R&W Insurance. The Buyer has delivered to the Seller a copy of an executed binder or commitment letter, together with all exhibits and schedules and all amendments, supplements and modifications thereto (collectively, the “R&W Insurance Commitment Letter”), pursuant to which the insurer party thereto has agreed to arrange, subject to (and only to) the terms and conditions set forth therein, for the issuance, effective as of the Closing, of a buy-side representation and warranty insurance policy for a coverage amount of $50,000,000 (the “R&W Insurance”). The R&W Insurance Commitment Letter and the R&W Insurance provides that the insurer has no right of subrogation against Seller or any of its Affiliates, and such insurer has waived any such right of subrogation, in each case absent Fraud. The cost of the R&W Insurance shall be borne solely by the Buyer. The R&W Insurance Commitment Letter is in full force and effect as of the date of the Agreement, in accordance with its terms, and constitutes the legal, valid and binding obligation of the Buyer and, to the Knowledge of the Buyer, the other party to the R&W Insurance Commitment Letter, except as may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting enforcement of creditors’ rights generally and general equitable principles. Prior to the date of the Agreement, the commitments contained in the R&W Insurance Commitment Letter has not been withdrawn or rescinded in any respect (and, to the Knowledge of the Buyer, no party thereto has indicated an intent to so withdraw or rescind) or otherwise amended or modified in any respect. The Buyer is not in breach of any of the terms or conditions set forth in the R&W Insurance Commitment Letter, in any material respect, and to the Knowledge of the Buyer, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a Material breach by the Buyer or Material failure by the Buyer to satisfy a condition precedent set forth in the R&W Insurance Commitment Letter. The Buyer has fully paid any and all commitment fees or other fees on the dates and to the extent required by the R&W Insurance Commitment Letter.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER

Except as set forth in the Disclosure Schedule, the Seller represents and warrants to the Buyer that, as of the date hereof and as of the Closing:

4.01    Status. The Seller is duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.02    Power and Authority; Ownership. The Seller has all requisite entity power and authority to execute and deliver this Agreement and the Related Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All entity acts or Proceedings required to be taken by the Seller to authorize the execution and delivery of this Agreement and the Related Agreements to which it is a party and the performance of the Seller’s obligations hereunder and thereunder have been properly taken. As of the date of this Agreement and as of the Closing, the Seller is the record and beneficial owner of one hundred percent (100%) of the Purchased Securities and the direct or indirect owner of one hundred percent (100%) of the Equity Securities of each Acquired Company.

4.03    Enforceability. This Agreement has been duly authorized, executed, and delivered by the Seller. Assuming the due and valid authorization, execution, and delivery of this Agreement by the Buyer, this Agreement constitutes the legal, valid, and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforceability may be limited by the Bankruptcy and Equity Exceptions.

4.04    No Violations; Consents and Approvals. Except as set forth on Section 4.04 of the Disclosure Schedule, the execution, performance, and delivery of this Agreement and the Related Agreements to which it is a party by the Seller, and the consummation by the Seller of the transactions contemplated hereby and thereby will not (a) violate any provision of the Organizational Documents of the Seller, (b) violate any Material Law applicable to, binding upon, or enforceable against the Seller, (c) result in any Material breach of, or constitute a Material default (or an event which would, with the passage of time or the giving of notice or both, constitute a Material default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon, or accelerate, any Contract to which the Seller is a party or bound, (d) result in the creation or imposition of any Lien upon any of the Purchased Securities owned by the Seller, or (e) require the consent or approval of or notice to any Governmental Authority or any other Person.

4.05    No Brokers. Except as set forth on Section 4.05 of the Disclosure Schedule, the Seller has not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated by this Agreement and the Related Agreements to which it is a party for which the Buyer or the Acquired Companies may be liable.

4.06    Litigation. There are no Proceedings pending or, to the Knowledge of the Seller, threatened in writing against the Seller or its Affiliates, at Law or in equity, or before or by any Governmental Authority which reasonably would be expected to affect the legality, validity, or enforceability of this Agreement or Materially impair or delay the consummation of the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANIES

Except as set forth in the Disclosure Schedule, the Seller hereby represents and warrants to the Buyer that, as of the date hereof and as of the Closing:

5.01    Corporate Status. Each Acquired Company is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its formation. Each of the Acquired Companies has the requisite corporate or limited liability company power and authority, as applicable, to own, lease, and operate its properties and to conduct its Business as it is now being conducted and is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification. The Organizational Documents of each of the Acquired Companies have been delivered or made available to the Buyer, and such documents are effective under applicable Laws and are current, correct, and complete, in each case, in all Material respects.

5.02    Capitalization; Subsidiaries. Section 5.02 of the Disclosure Schedule sets forth (a) the number of issued and outstanding Equity Securities of each Acquired Company and (b) the record and beneficial owner of all such Equity Securities as of the date hereof. All of the Equity Securities of each of the Acquired Companies are validly issued, fully paid, and non-assessable. Except as set forth on Section 5.02 of the Disclosure Schedule, none of the Acquired Companies owns, directly or indirectly, any Equity Securities in any other Person, or has any obligation to make an investment in any other Person. The Purchased Securities are uncertificated and constitute the only outstanding Equity Securities of the Company. Except as set forth on Section 5.02 of the Disclosure Schedule, there are no outstanding rights, options, phantom interests, warrants, stock appreciation rights, convertible securities, subscription rights, conversion rights, exchange rights, or other agreements that require any Acquired Company to issue or sell any Equity Securities or to redeem or otherwise acquire any of its outstanding Equity Securities. There are no Contracts to which Seller or any Acquired Company is a party or by which Seller or any Acquired Company is subject, obligating any Acquired Company to issue, deliver, grant, or sell Equity Securities in any Acquired Company or obligating (contingently or otherwise) any Acquired Company to repurchase, redeem, or otherwise acquire Equity Securities in any Acquired Company. There are no voting agreements, voting trusts, registration rights agreements, shareholder agreements, or other similar arrangements with respect to the Equity Securities of any Acquired Company, and there is no Funded Debt of any Acquired Company having any right to vote on any matters on which an equityholder of any Acquired Company may vote. Except as set forth on Section 5.02 of the Disclosure Schedule, the Equity Securities of each Acquired Company are uncertificated.

5.03    No Violation; Consents and Approvals. Except as set forth on Section 5.03 of the Disclosure Schedule, the execution, performance and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby will not (a) conflict with or violate any provision of the Organizational Documents of the Acquired Companies, (b) conflict with or violate, in any Material respect, any Material Law applicable to, binding upon or enforceable against the Acquired Companies or by which any property or asset of any Acquired Company is bound, (c) Materially conflict with, result in any Material breach of, or constitute a Material default (or an event which would, with the passage of time or the giving of notice or both, constitute a Material default) under, or give rise to a right of Material payment under or the right to terminate, cancel, amend, modify, abandon or accelerate, any Material Contract to which any Acquired Company is a party, (d) result in the creation or imposition of any Lien upon any of the Material property or Material assets of the Acquired Companies, or (e) require the consent or approval of any Governmental Authority.

5.04    Financial Statements.

(a)    The Seller has made available to the Buyer copies of the: (a) audited balance sheets of the Acquired Companies as of December 31, 2017, and December 31, 2018, and the related statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2017, and December 31, 2018 (collectively, the “Audited Financial Statements”), and (b) (i) unaudited balance sheets of the Acquired Companies as of December 31, 2019 and the related statements of income, stockholders’ equity, and cash flows for the twelve (12)-month period ended on December 31, 2019, and (ii) unaudited balance sheets of the Acquired Companies as of March 31, 2020 (the “Latest Balance Sheet Date”), and the related statements of income, stockholders’ equity, and cash flows for the three-month period ended on the Latest Balance Sheet Date (clauses (i) and (ii), collectively, the “Unaudited Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements fairly present, in accordance with the past practices of the Acquired Companies, in all Material respects the financial position of the Acquired Companies at each of the balance sheet dates and the results of operations for each of the periods covered thereby. Except as otherwise set forth on Section 5.04(a) of the Disclosure Schedule, the Financial Statements have been prepared in accordance with GAAP as consistently applied by the Acquired Companies, except that the Unaudited Financial Statements do not reflect certain quarterly or year-end adjustments and do not contain footnote disclosures and other presentation items. Section 5.04(a) of the Disclosure Schedule contains true, accurate, and complete copies of the Financial Statements.

(b)    All accounts receivable of the Acquired Companies are reflected in the Acquired Companies’ books and records and, to the extent arising prior to the Latest Balance Sheet Date, in the Financial Statements in accordance with GAAP consistently applied, and all accounts receivable represent valid and enforceable obligations arising out of bona fide sales actually made or services actually performed in the Ordinary Course of Business. Except as set forth on Section 5.04(b) of the Disclosure Schedule, the Acquired Companies (i) do not have any outstanding Funded Debt and (ii) are not obligated to make any loans or advances to any Person. No Acquired Company has assumed, guaranteed, or otherwise become directly or contingently liable on any Funded Debt of any other Person. As of the Closing, the Acquired Companies shall not have any outstanding Funded Debt other than that being paid to the Indebtedness Holder pursuant to the Release Letter.

5.05    Undisclosed Liabilities. The Acquired Companies do not have any liabilities of the type that would be required to be shown on a balance sheet of the Acquired Companies prepared in accordance with GAAP, except for liabilities (a) reflected in the Unaudited Financial Statements, (b) that have arisen since the Latest Balance Sheet Date in the Ordinary Course of Business, none of which results from or arises out of any breach of contract, breach of warranty, tort, misappropriation, infringement, or violation of Law, (c) not yet due and payable arising under any Contract set forth in the Disclosure Schedule or under any Contract entered into in the Ordinary Course of Business not required to be set forth on the Disclosure Schedule (but, in each case, not a liability for breach of any such Contract), or (d) otherwise disclosed on Section 5.05 of the Disclosure Schedule, or (e) that are not individually or in the aggregate Material to the Business.

5.06    Absence of Certain Developments. Since the Latest Balance Sheet Date, except for the transactions contemplated by this Agreement and the Related Agreements, except as otherwise set forth on Section 5.06 of the Disclosure Schedule, (i) each Acquired Company has conducted its business in the Ordinary Course of Business, and (ii) there has not been with respect to the Business or the Acquired Companies any:

(a)    Material Adverse Effect;

(b)    damage, destruction, or Loss, whether covered by insurance or not, having a cost in excess of $200,000;

(c)    Material change in accounting policies, principles, or methodologies or in the manner the Acquired Companies keep their respective books and records or any Material change by the Acquired Companies of their current cash management, billing, collection or other accounting practices including with respect to sales, receivables, payables, or expenses (including any change in depreciation or amortization policies or rates);

(d)    other than with respect to this Agreement or sales of inventory in the Ordinary Course of Business, the sale, assignment, transfer, lease, license, pledge, mortgage, encumbrance or other disposition of, or entry into a Material Contract to sell, assign, transfer, lease, license, pledge, mortgage, encumber or otherwise dispose of, any asset or property having a value in excess of $125,000 individually, or $250,000 in the aggregate;

(e)    changes in the ownership of the Acquired Companies, including the issuance, repurchase, redemption, assignment, or transfer of any Equity Securities of the Acquired Companies;

(f)    any amendment or modification in any Material respect, renewal, termination or grant of any release or relinquishment of any Material right under any Material Contract or Insurance Policy in a manner that adversely affects any Acquired Company, in each case, except for Contracts or Insurance Policies entered into, renewed or extended in the Ordinary Course of Business;

(g)    except to the extent required to comply with applicable Law or the terms of any Plan or any Material Contract, (A) any increase in the compensation or benefits payable by any of the Acquired Companies to its managers, officers, employees or independent contractors (excluding: (i) increases in compensation in the Ordinary Course of Business consistent with past practices not to exceed those amounts budgeted by the Acquired Companies for raises in calendar year 2020; and (ii) one-time increases and incentive payments or arrangements after the date hereof as permitted by Section 6.04(b)); (B) any grant or announcement of any equity awards, bonuses or severance benefits payable by any of the Acquired Companies (other than any success, change of control or similar bonuses payable to any officer or employee that is treated as a Transaction Expenses Amount); (C) any hiring of any new employees, unless such hiring is in the Ordinary Course of Business; (D) any entry into any employment agreement (excluding offer letters in the Ordinary Course of Business that provide for no severance, change in control or retention benefits) with any of its managers, officers, employees or individual independent contractors; (E) any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any managers, officers, employees or individual independent contractors of the Acquired Companies; or (F) other adoption, amendment, increase of benefits under, or termination of any Plan;

(h)    any incurrence of Funded Debt or issuance or sale of any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for revolving loan borrowings incurred in the Ordinary Course of Business that do not exceed $500,000 or debt incurred by Seller or its Affiliates which does not impose additional Liens on the Acquired Companies’ assets or Equity Securities;

(i)    any extension of loans to any other Person;

(j)    any change of any Tax election, making of any election that is inconsistent with past practices and procedures, any change any Tax accounting period for purposes of a Tax, change of any method of Tax accounting, filing of any amended Tax Return, settlement or compromise of any audit or proceeding relating to an amount of Taxes which is in excess of any reserve established for such Tax on the books and records of the Companies, except in the Ordinary Course of Business, agreement to an extension or waiver of the statute of limitations with respect to Taxes, entry into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or foreign law) with respect to any Tax, or surrender of any right to claim a Tax refund;

(k)    except for capital expenditures incurred in the Ordinary Course of Business in accordance with the Acquired Companies’ budget plan made available to the Buyer prior to the execution of this Agreement, making of any new capital expenditure or expenditures, other than capital expenditures in excess of the amount set forth in such budget plan not to exceed an aggregate of $100,000;

(l)    any entry into any Contract to make an acquisition (whether by merger, acquisition of stock or assets, or otherwise) of any business or line of business, other than with respect to the purchase of assets in the Ordinary Course of Business;

(m)    any modification or amendment of any of the Organizational Documents of any of the Acquired Companies;

(n)    any Contract to consummate any of the foregoing.

5.07    Litigation. Except as set forth on Section 5.07 of the Disclosure Schedule, (a) there are no, and since the Lookback Date there have not been any, Material Proceedings pending or, to the Knowledge of the Seller, threatened in writing against the Seller or the Acquired Companies or their respective properties, assets, or business, or any employee, officer, or director of the Seller or any Acquired Company in such capacity, at Law or in equity, before or by any Governmental Authority, and (b) the Seller and the Acquired Companies are not, and since the Lookback Date have not been, subject to any outstanding Order that relates to the Acquired Companies.

5.08    Environmental Matters. Except as set forth on Section 5.08 of the Disclosure Schedule: (a) since the Lookback Date, neither the Acquired Companies, the Business, nor the operation thereof have violated any applicable Environmental Law in any Material respect and there has been no condition or occurrence which, with notice or the passage of time or both, would constitute a Material violation of or result in any Material liability under any Environmental Law; (b) the Acquired Companies possess all Environmental Permits required under any applicable Environmental Law for the conduct or operation of the Business (or any part thereof) or the occupation of the Leased Real Property, all such Environmental Permits are valid and in good standing, and the Acquired Companies have operated in compliance in all Material respects with all of the requirements and limitations included in such Environmental Permits since the Lookback Date; (c) since the Lookback Date, the Acquired Companies have not received any notice, Order, or claim indicating that the Acquired Companies, the Business or the operation of any of their facilities are or may be in Material violation of any Environmental Law or any Environmental Permit or that they are or may be Materially liable under any Environmental Law; and (d) the Acquired Companies and the Business have not treated, stored, disposed, or arranged for the disposal of, released, or exposed any person to, or owned or operated any property or facility contaminated by, any hazardous materials, in each case, in a manner that would reasonably be expected to give rise to a Material liability under Environmental Law.

5.09    Title to Properties.

(a)    Except as set forth on Section 5.09(a) of the Disclosure Schedule or any assets disposed of in the Ordinary Course of Business since the Latest Balance Sheet Date, the Acquired Companies have valid title to, or a valid leasehold interest in (or other right to use), all of the Material tangible personal property owned by or used in the Business by each of the Acquired Companies on the Unaudited Financial Statements, free and clear of all Liens.

(b)    Section 5.09(b) of the Disclosure Schedule sets forth a true, correct and complete listing as of the Latest Balance Sheet Date of (x) all tangible personal property owned by each Acquired Company as of such date with a depreciated book value of at least $20,000, and (y) the approximate number of devices used by staff of each facility of the Acquired Companies on which information protected by HIPAA is stored or contained. The tangible personal property of the Acquired Companies that is used in the operation of the business is in good working order, condition and repair, reasonable wear and tear excepted, and is not in need of Material maintenance or repairs except for maintenance or repairs which are routine and ordinary. The Acquired Companies hold or have the right to use all assets, properties, rights and contracts necessary for the operation of their business as conducted as of the date of this Agreement.

(c)    Section 5.09(c) of the Disclosure Schedule sets forth a summary of all leases for leased assets that have annual rental payments in excess of $20,000 and all real property leases regardless of annual rental payment amount (the “Real Property Leases”), describing the name of the lessor and the address for the premises leased under each applicable Real Property Lease (the “Leased Real Property”). The Seller has made available to the Buyer a true, correct, and complete copy of each Real Property Lease and all amendments and modifications thereto, and such Real Property Leases have not been modified or amended, in each case, in a Material respect, since the Latest Balance Sheet Date.

(d)    All of the Acquired Companies’ Real Property Leases are in full force and effect, and valid and enforceable in accordance with their respective terms. None of the Acquired Companies have received any written notice of any event of default or event which constitutes (with notice or lapse of time or both) a Material default by any of the Acquired Companies under any Real Property Lease. All rent and other amounts due and payable with respect to the Real Property Leases have been paid through the date of this Agreement or are otherwise reflected in the Working Capital. The Acquired Companies have not received written notice that the landlord with respect to any Real Property Lease would refuse to renew such Real Property Lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals.

(e)    The Leased Real Property constitutes all of the real property used or occupied by the Acquired Companies in the operation of the Business. With respect to the Real Property Leases, (i) the Acquired Companies’ possession and quiet enjoyment of such Leased Real Property has never been disturbed, and there are no current disputes with respect to any such Real Property Lease, (ii) no security deposit or portion thereof deposited with respect to such Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been redeposited in full, (iii) the Acquired Companies do not owe any brokerage commissions or finder’s fees with respect to such Real Property Lease, (iv) none of the Real Property Leases is subject to any sublease, license, or other right of another party to use or occupy such Leased Real Property, and (v) neither the Acquired Companies nor, to the Knowledge of the Seller, any other party to the Real Property Leases is in breach or default under such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease.

5.10    Compliance with Laws. The Acquired Companies are, and since the Lookback Date have been, in compliance with all applicable Laws in all Material respects. Since the Lookback Date, the Acquired Companies have not been cited, fined, or otherwise notified in writing by any Governmental Authority of any Material failure to comply with any Material Laws or been bound by any Order.

5.11    Permits. The Acquired Companies possess in full force and effect all Material Permits required by any Laws to own and operate their Business as currently conducted and operated, each of which is set forth on Section 5.11 of the Disclosure Schedule. The Permits are, and since the Lookback Date have been, valid and in full force and effect and complied with in all Material respects. The Acquired Companies (a) are not, and since the Lookback Date, have not been, in Material violation of any Permits, and (b) have not received any written notice that any Governmental Authority has taken or is taking action to limit, suspend, modify, or revoke any Permits.

5.12    Labor and Employment Matters.

(a)    Section 5.12(a) of the Disclosure Schedule contains a list as of April 13, 2020, of (i) the name, title, employer, exempt status, hourly pay rate or salary, fixed bonuses and discretionary bonuses received in the prior twelve (12) month period of each current employee (including without limitation part-time employees and employed agency staff utilized in the Ordinary Course of Business) of each Acquired Company; (ii) the names of any independent contractors used by any Acquired Company in calendar year 2019 and calendar year 2020 who provided, or will provide, more than 50 hours of service in any 12 month period, and (iii) each outstanding cash loan made by any Acquired Company to an employee of any Acquired Company. To the Seller’s Knowledge, no current employee of any Acquired Company is in violation of any term of any employment agreement, non-competition agreement, or any restrictive covenant with a former employer relating to the right of any such employee to be employed by such Acquired Company because of the nature of the business or to the use of trade secrets or proprietary information of others. Except as set forth in Section 5.12(a) of the Disclosure Schedule, no employee or independent contractor (including, without limitation, any medical directors) of any Acquired Company whose compensation, including base salary and any incentive compensation, exceeded $100,000 for calendar year 2019 or such prorated amount as of the date of this Agreement for calendar year 2020 would exceed $30,000, has submitted his or her resignation to any Acquired Company.

(b)    Except as set forth on Section 5.12(b) of the Disclosure Schedule, (i) the Acquired Companies are not, and since the Lookback Date have not been, a party to or bound by any collective bargaining agreement, (ii) to the Knowledge of the Seller, there is currently no organized effort by any labor union or employee representative body to organize any employees of the Acquired Companies into one or more collective bargaining units, and no such activities have taken place since the Lookback Date, (iii) the Acquired Companies have not experienced any strike, walkout, lockout, picketing, grievance, claim of unfair labor practices, or other labor dispute since the Lookback Date and none are pending or, to the Knowledge of the Seller, threatened in writing, and (iv) the Acquired Companies have not committed any unfair labor practice since the Lookback Date.

(c)    Except as set forth on Section 5.12(c) of the Disclosure Schedule, no Acquired Company has received written notice of any pending complaints, charges, or claims against it brought or filed with any Governmental Authority and, to the Knowledge of the Seller, there are no complaints, charges or claims threatened in writing to be brought or filed with any Governmental Authority, in each case, based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by any Acquired Company, including any claims for actual or alleged harassment or discrimination based on race, national origin, age, sex, sexual orientation, religion, disability, or similar tortious conduct, breach of contract, wrongful termination, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic disadvantage. Further, no Acquired Company has received written notice of any such complaints, charges or claims brought or filed with any Governmental Authority since the Lookback Date.

(d)    Except as set forth on Section 5.12(d) of the Disclosure Schedule, the Acquired Companies have provided all employees with all wages, benefits, relocation benefits, stock options, bonuses and incentives, and all other compensation that is due to be paid to or on behalf of such employees (or it is otherwise accrued in full in the Unaudited Financial Statements). The Acquired Companies are not delinquent in the payment of any amounts due to any independent contractor.

(e)    Except as set forth on Section 5.12(e) of the Disclosure Schedule, each Acquired Company: (i) is and has been at all times since the Lookback Date in Material compliance in all respects with all applicable employment Laws; (ii) has withheld and reported all amounts required by applicable Laws or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (iii) is not liable for any severance pay or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not delinquent in the payment of any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no Proceedings pending or, to the Seller’s Knowledge, threatened in writing against any Acquired Company or any of its employees relating to a Plan or any of the matters described in the foregoing clauses (i) through (iii). Except as set forth on Section 5.12(e) of the Disclosure Schedule, there are no Proceedings pending or, to the Seller’s Knowledge, threatened in writing against any Acquired Company or any trustee of any Acquired Company under any worker’s compensation policy. Except as set forth on Section 5.12(e) of the Disclosure Schedule, the services provided by each employee of each Acquired Company is terminable at the will of such Acquired Company. No Acquired Company has misidentified, mislabeled, or improperly classified any employees of such Acquired Company (including leased or borrowed employees) as independent contractors pursuant to the United States Department of Labor’s and Internal Revenue Service’s regulations in any respect.

(f)    Section 5.12(f) of the Disclosure Schedule also identifies each employee who is presently on leave and sets forth the anticipated date of return to work.

(g)    There has been no “mass layoff” or “plant closing” as defined by the federal Worker Adjustment, Retraining and Notification Act of 1988 (the “WARN Act”) or any similar state statute in respect of any Acquired Company within the six (6) months prior to the date of this Agreement.

5.13    Employee Benefit Plans.

(a)    Section 5.13(a) of the Disclosure Schedule sets forth a list of all Plans. For purposes of this Agreement, “Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and any other benefit, welfare, supplemental unemployment benefit, bonus, severance, pension, profit sharing, executive compensation, deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, equity or equity-based, change in control, employment, retention, individual consulting, health or other medical, dental, life, disability, paid time off, Material fringe, post-termination or retiree health or welfare or any other benefit or compensation plan, program, policy, agreement, or arrangement, whether written or oral, qualified or nonqualified, funded or unfunded, in each case, sponsored, maintained or contributed to or required to be contributed to by any of the Acquired Companies for the benefit of their employees or former employees and their dependents or beneficiaries, to which any Acquired Company is party, or under or with respect to which an Acquired Company has any current or contingent liability or obligation, in any case, other than plans sponsored and administered by a Governmental Authority. For the avoidance of doubt, and without limitation of the foregoing, “Plan” shall include any benefit stipend programs the Acquired Companies maintain with specific individuals and/or groups of employees that 1) reimburse employees for their portion of benefit expense and/or 2) provide additional compensation to an employee and/or group of employees for not electing company benefits.

(b)    Each of the Plans that is intended to be qualified under Section 401(a) of the Code has received either a favorable determination letter from the Internal Revenue Service or is a pre-approved prototype or volume submitter plan, which has received an opinion letter from the Internal Revenue Service upon which the Acquired Companies are entitled to rely, and nothing has occurred which could reasonably be expected to adversely affect the qualification of such Plan. The Plans (i) have been established, maintained, operated, funded, and administered, and (ii) comply in form and in operation, in each of (i) and (ii), in all Material respects, with the requirements of the Code, ERISA, and all applicable Laws and in accordance with their terms.

(c)    With respect to the Plans, all required contributions, distributions, premiums, payments and reimbursements have been timely made, or if not yet due, properly accrued.

(d)    The Seller has made available to the Buyer true and complete copies of, as applicable, (i) plan documents, amendments, and related trust agreements for written Plans and written summaries of the terms and conditions of any Plans that are not in writing, (ii) all Material correspondence with all Governmental Authorities with respect to each Plan during the period from 2017 through 2019, including, but not limited to, Forms 5500 with attachments, any filings under the Voluntary Compliance Program and written descriptions of any self-corrected failures related to any of the Plans and (iii) the latest financial statements for the Plans.

(e)    No Plan is, and the Acquired Companies do not currently sponsor or maintain, and have never sponsored or maintained, and are not required currently and have never been required to contribute to or otherwise participate in, or have any current or contingent liability or obligation under or with respect to, any defined benefit pension plan or any plan, program or arrangement that is or was subject to Title IV of ERISA or Section 412 of the Code. The Acquired Companies do not currently participate and have never participated in and are not required currently to contribute to and have never been required to contribute to, or have any current or contingent liability or obligation with respect to or under any “multiemployer plan” (as defined in Section 3(37) of ERISA and Section 414(f) of the Code). No Plan is a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or a “multiple employer welfare arrangement”

(as defined in Section 3(40) of ERISA). None of the Acquired Companies has any current or contingent liability or obligation by reason of at any time being considered a single employer under Sections 414(b), 414(c) or 414(m) of the Code.

(f)    All required reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports, and Summary Plan Descriptions) have been filed or distributed in Material compliance with the applicable requirements of ERISA and the Code with respect to each Plan.

(g)    No Proceeding with respect to any Plan (other than routine claims for benefits) is pending, reasonably expected, or, to the Knowledge of the Seller, threatened.

(h)    No Acquired Company has any liability under Title IV of ERISA nor is any liability under Title IV of ERISA reasonably expected to be incurred by any Acquired Company.

(i)    No Acquired Company has engaged in any transaction with respect to any Plan that would be reasonably likely to subject any Acquired Company to any Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Law.

(j)    There is no current or pending investigation or audit by the IRS, the U.S. Department of Labor or any other Governmental Authority of any Plan, nor has any Acquired Company received written notification from any such Governmental Authority of such a pending audit or investigation, and there are no actions, suits or claims pending (other than routine claims for benefits) or, to the Seller’s Knowledge, threatened in writing with respect to any Plan or against the assets of any such Plan.

(k)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including severance, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former manager or any employee of any Acquired Company under any Plan, (ii) increase any benefits otherwise payable under any Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(l)    Each Plan that provides for “nonqualified deferred compensation” has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. No Acquired Company is a party to or has any obligation under any Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(m)    Each Acquired Company, each Plan and each Plan “sponsor” or “administrator” (within the meaning of Section 3(16) of ERISA) has complied in all Material respects with the applicable requirements of Section 4980B of the Code and Section 601 et. seq. of ERISA (such statutory provisions and predecessors thereof are referred to herein collectively as “COBRA”) and any comparable state Law.

(n)    Each Acquired Company is in Material compliance with the applicable provisions of HIPAA and the Affordable Care Act, as amended, including any applicable notice or disclosure or reporting requirements thereunder, including 1094-C, 1095-B and 1095-C. The Acquired Companies have maintained records that are sufficient to satisfy the reporting requirements under Section 6055 and 6056 of the Code, to the extent required.

5.14    Tax Matters. Except as set forth on Section 5.14 of the Disclosure Schedule:

(a)    Each of the Acquired Companies has timely filed all income and other Tax Returns that are required to be filed by it (taking into account any extensions of time to file that have been duly perfected) and all such Tax Returns are true and correct in all Material respects and were prepared in substantial compliance with all applicable Laws. All Taxes of the Acquired Companies, whether or not shown on any such Tax Returns, have been fully paid or properly accrued and all such Tax Returns are true and correct in all Material respects. Each Acquired Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, equity holder or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed or properly accrued.

(b)    The Acquired Companies have not been the subject of any audit or other examination or Proceeding of Taxes by the Taxing Authorities of any nation, state, or locality with respect to any open Tax years and, to the Knowledge of the Seller, no such audit or other examination or Proceeding is contemplated, pending, or threatened in writing. The Acquired Companies have not waived in writing any statute of limitations in respect of Taxes payable by any of them, which waiver is currently in effect.

(c)    Neither the Acquired Companies nor the Seller has consented to extend (or been requested to extend) to a date later than the date hereof the period in which any Tax of the Acquired Companies may be assessed or collected by any Taxing Authority or requested or received a ruling from any Taxing Authority or signed any binding agreement with any Taxing Authority.

(d)    The unpaid Taxes of the each of the Acquired Companies (i) did not, as of December 31, 2019, Materially exceed the accrued liability for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements (rather than the notes thereto) and (ii) will not Materially exceed such accrued liability for Taxes as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of each of the Acquired Companies, as applicable, in filing their Tax Returns.

(e)    There are no (i) pending claims or, to the Knowledge of the Seller, claims threatened in writing by any Taxing Authority with respect to Taxes relating or attributable to any of the Acquired Companies; or (ii) Material deficiencies for any Tax, claims for additional Taxes, or other disputes or claims relating or attributable to any Tax liability of any of the Acquired Companies claimed, issued, or raised by any Taxing Authority that have not been properly reflected in the Financial Statements.

(f)    None of the Acquired Companies (i) is a party to or is bound by any Tax allocation, sharing, indemnification or similar agreement or arrangement (other than customary indemnification provisions contained in commercial agreements entered into in the Ordinary Course of Business, a principal subject matter of which is not Taxes), (ii) is liable for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or comparable provisions of state, local, or foreign law), by Contract (other than a Contract excluded from clause (i)), assumption, as a transferee or successor, by operation of Law or otherwise, or (iii) is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(g)    None of the Acquired Companies will be required to include any Material item of income in, or exclude any Material item of deduction from, taxable income for any period ending after the Closing Date as a result of any: (i) change in, or use of an improper, method of accounting for any period beginning on or prior to the Closing Date pursuant to Section 481 of the Code (or any similar provision of state, local, or foreign Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) executed on or prior to the Closing Date; (iii) intercompany transactions occurring, or excess loss accounts existing, on or prior to the Closing Date, as described in Treasury Regulation Section 1.1502-13 or 1.1502-19, respectively; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid income received or accrued on or prior to the Closing Date; (vi) method of accounting that defers the recognition of income to any period ending after the Closing Date, or modification or forgiveness of any indebtedness made on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code.

(h)    None of the Acquired Companies (i) is a party to, is bound by, or has any obligation under any closing or similar agreement, Tax abatement or similar agreement, or any other agreements with any Taxing Authority with respect to any period for which the statute of limitations has not expired or (ii) has any potential liability or obligation (for Taxes or otherwise) to any Person as a result of, or pursuant to, any such agreement.

(i)    Section 5.14(i) of the Disclosure Schedule sets forth the proper entity classification for U.S. federal and all applicable state and local income Tax purposes applicable to each of the Acquired Companies.

(j)    No claim has been made by a Taxing Authority in a jurisdiction where any of the Acquired Companies does not file Tax Returns and pay Taxes that any such Acquired Company is or may be subject to any Tax Return filing requirements or taxation by that jurisdiction.

(k)    No Acquired Company is a party to or has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Section 1.6011 4(b)(2) of the Treasury Regulations or Section 6706A(c)(2) of the Code.

5.15    Insurance. Section 5.15 of the Disclosure Schedule lists each Material insurance policy maintained by the Acquired Companies or an Affiliate on the Acquired Companies’ behalf, including the name of the insurer, the named insured, the liabilities covered thereunder, the amount of coverage (including the amount of any deductible or other self-insured retention), the expiration date, and policy number (the “Insurance Policies”). The Insurance Policies are in full force and effect and the Acquired Companies or their Affiliate, as applicable, are not in Material breach or Material default thereunder. All premiums with respect to the Insurance Policies covering all periods up to and including the Closing Date have been or will be paid or accrued therefor, and no written notice of cancellation, termination or non-renewal has been received by the Acquired Companies with respect to any Insurance Policy. Each Acquired Company or its Affiliate, as applicable, has provided timely notice to its insurer of any and all Material claims that may be insured by the Insurance Policies, and there is no claim by any Acquired Company or its Affiliate, as applicable, pending under the Insurance Policies as to which any such Acquired Company or its Affiliate, as applicable, has received notice that coverage has been denied or disputed or in respect of which an insurer has reserved its rights. The Seller does not have Knowledge of any threatened (in writing) termination of, or Material premium, deductible or retention increase with respect to, any of such insurance policies, other than with respect to annual policy renewals occurring in the Ordinary Course of Business. The Seller has made available to the Buyer true and correct copies of all insurance loss runs and worker’s compensation claims for the Acquired Companies for the most recently ended three (3) policy years.

5.16    Affiliated Transactions. Except as set forth on Section 5.16 of the Disclosure Schedule:

(a)    there are no (i) Contracts to which the Acquired Companies are now, or have ever been, a party, and to which the Seller, the Acquired Companies, or an Affiliate of the Seller or the Acquired Companies is also a party, or (ii) transactions, arrangements, or understandings between the Acquired Companies, the Seller, or any Affiliate of the Acquired Companies;

(b)    neither the Seller nor the Acquired Companies, any officer or director of the Acquired Companies or any immediate family member of any such officer or director, or manager (i) has any direct or indirect ownership or financial interest in any competitor, supplier, partner, lessor, lessee, or contractor of the Acquired Companies, or (ii) owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which the Acquired Companies use or have used in the conduct of the Business or otherwise; and

(c)    the Acquired Companies do not have any liability or any other obligation of any nature whatsoever to any Affiliate of the Seller, the Acquired Companies, or any officer, director, or equity holder of any of the Acquired Companies or any immediate family member of any such officer, director, or equity holder.

5.17    Material Contracts.

(a)    Section 5.17(a) of the Disclosure Schedule sets forth a list of all Contracts, including all amendments and supplements thereto, to which any member of any of the Acquired Companies is a party or by which any of the Acquired Companies is bound, meeting any of the descriptions set forth below (collectively referred to herein as the “Material Contracts”):

(i)    all Contracts relating to any issuance, acquisition, or disposition of any business, Equity Securities or other Material assets outside the Ordinary Course of Business (whether by merger, sale of equity interests, sale of assets, or otherwise) or the making of any loan (other than advances to employees of the Acquired Companies in the Ordinary Course of Business) or investment in any Person, in each case (A) within the last two (2) years or (B) that otherwise has any obligations outstanding, including any payment or indemnification obligations, which would reasonably be expected to result in payment or indemnification by the Acquired Companies, in the aggregate, in excess of $250,000;

(ii)    all Contracts involving employment, severance, retention, deferred compensation or consulting services or obligations with any officer, director or employee of any Acquired Company (excluding oral at-will employment arrangements);

(iii)    all Contracts with any independent contractor of any Acquired Company expected to have a total annual compensation in excess of $100,000 for the fiscal year ending December 31, 2020;

(iv)    all Contracts relating to Funded Debt of the Acquired Companies;

(v)    all guaranties of any obligation for Funded Debt;

(vi)    all Contracts under which any of the Acquired Companies is lessee of, or holds or operates, any personal property owned by any other party, for which the annual rental payments exceed $50,000;

(vii)    all Contracts under which any of the Acquired Companies is lessor of or permits any third party to hold or operate any personal property for which the annual rental payments exceed $50,000;

(viii)    all Contracts (A) relating to (1) the licensing of Intellectual Property (whether an Acquired Company is licensee or licensor), or (2) the ownership or development of Intellectual Property, or (B) affecting an Acquired Company’s ability to use, enforce, or disclose any Intellectual Property (in each case other than “off the shelf” software or software licenses with an aggregate fee of less than $100,000);

(ix)    all Contracts with any Governmental Authority;

(x)    all Contracts with the Top Payors, Top Suppliers and Top Contracted Care Partners;

(xi)    joint venture agreements, partnership agreements, or similar agreements involving any Acquired Company;

(xii)    Contracts related to capital expenditures with an outstanding amount of unpaid obligations and commitments in excess of $150,000;

(xiii)    Contracts that contain continuing indemnification or other contingent payment obligations (other than customary indemnification obligations provided in commercial Contracts entered into in the Ordinary Course of Business);

(xiv)    Contracts that provide for a power of attorney or grant of agency;

(xv)    settlement, conciliation, or similar Contracts (A) with any Governmental Authority or (B) pursuant to which any Acquired Company has any outstanding obligations or restrictions after the date of this Agreement;

(xvi)    any Contract providing for an exclusive relationship;

(xvii)    any Contract pursuant to which any Acquired Company manages the operations of any other Person or pursuant to which any Acquired Company has management services provided to it;

(xviii)    Contracts between any Acquired Company and any of its Affiliates (other than another Acquired Company); and

(xix)    all Contracts that limit in any Material respect the freedom of any Acquired Company to compete in any line of business or geographic region, or with any Person, or that limit in any Material respect the freedom of any Acquired Company to solicit or hire any individual or class of individuals of the counterparty to any such contract (and/or any of its Affiliates) for employment, excluding, in any such case, any confidentiality restrictions.

(b)    The Seller has made available to the Buyer true and correct copies of all written Material Contracts, and there are no oral Material Contracts. Each Material Contract is legal, valid and binding on the applicable Acquired Company and enforceable in accordance with its terms against such Acquired Company and, to the Knowledge of the Seller, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Acquired Companies are not, nor, to the Knowledge of the Seller, is any other party to any Material Contract, in breach of, or in default under, any Material Contract. During the past twelve (12) months, no Acquired Company has received notice of any Material default under any Material Contract that has not been cured or waived. In the past twelve (12) months, none of the other parties to any Material Contract (i) has refused, or notified any Acquired Company in writing that it will or may refuse, to continue performing under such Material Contract, (ii) has notified any Acquired Company in writing that it will or may substantially reduce its performance under such Material Contract, or (iii) has notified any Acquired Company in writing that it will not or anticipates that it will not renew or extend its Material Contract beyond the existing terms.

5.18    Intellectual Property.

(a)    Section 5.18(a) of the Disclosure Schedule contains a complete list of all of the registered Intellectual Property, and all applications for registration or issuance of Intellectual Property, owned by the Acquired Companies, setting forth as to each such item, as applicable, the item or title, the application or registration number and the jurisdiction in which such item is registered or pending, each of which is subsisting, valid, and enforceable. The Acquired Companies have taken steps reasonable under the circumstances to maintain and protect all of their Intellectual Property.

(b)    Except as set forth in Section 5.18(b) of the Disclosure Schedule, (a) the Acquired Companies own and possess all right, title and interest in and to all Intellectual Property they own or purport to own, including the items set forth on Section 5.18(a) of the Disclosure Schedule, and possess the valid and enforceable right to use all other Intellectual Property used in the operation of the Business as currently conducted, (b) since the Lookback Date, none of the Acquired Companies has received any written notices of infringement, misappropriation, or other violation from any third party with respect to the Acquired Companies’ use of any Intellectual Property, (c) to the Knowledge of the Seller, no third party is infringing, misappropriating, or otherwise violating registered Intellectual Property owned by the Acquired Companies, and (d) none of the Intellectual Property, products, or methods of doing business of the Acquired Companies has, since the Lookback Date, infringed, misappropriated, or otherwise violated, and the Business of the Acquired Companies as currently conducted does not infringe, misappropriate, or otherwise violate, any other Person’s Intellectual Property.

(c)    All Company IT Systems are in good working condition and are sufficient for the operation of the Acquired Companies’ Business as currently conducted. Since the Lookback Date, the Acquired Companies have implemented and maintained industry standard practices and commercially reasonable security and other measures to protect the Company IT Systems from viruses and unauthorized access, use, modification, disclosure or other misuse, inclusive of, but not limited to encryption of data in transit and at rest at a level at or above industry standard. In addition, the Acquired Companies have mobile device management capabilities, including the ability to remotely wipe any devices that may be lost or otherwise compromised. The Seller has made available or provided to the Buyer the Acquired Companies’ disaster recovery and security plans (including cybersecurity), policies and procedures relating to the Company IT Systems as available. Since the Lookback Date, there have been no Material unauthorized intrusions, failures, breakdowns, continued substandard performance, or other Material adverse events affecting the Company IT Systems that have caused any substantial disruption of or substantial interruption in or to the use of such Company IT Systems or the operation of the Acquired Companies.

(d)    No Acquired Company owns or purports to own, in whole or in part, any proprietary software.

5.19    No Brokers. Except as set forth in Section 5.19 of the Disclosure Schedule, the Acquired Companies have not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby.

5.20    Health Care Compliance.

(a)    Except as set forth on Section 5.20(a) of the Disclosure Schedule, (i) each of the Acquired Companies is, and since the Lookback Date, has been, in compliance in all Material respects with all applicable Health Care Laws and (ii) there are no, and since the Lookback Date, have not been any, actions or Proceedings pending or, to the Knowledge of the Seller, threatened in writing alleging any Material non-compliance by the Acquired Companies with respect to any such Health Care Laws.

(b)    Except as set forth in Section 5.20(b) of the Disclosure Schedule, each Acquired Company that participates in any Government Program is, and, to the extent applicable, since the Lookback Date has been, qualified to participate in such Government Program and holds, and, to the extent applicable, since the Lookback Date has held, the respective provider numbers required under such Government Program for the provision of hospice services and the related provider agreements are current and valid. All associated provider numbers for such Government Programs are listed on Section 5.20(b) of the Disclosure Schedule. Each Acquired Company is in good standing in each Government Program and Third Party Payor program in which it participates. With respect to each contract with a Third Party Payor to which any Acquired Company is a party, such Acquired Company and its agents have complied with all applicable Material requirements, including conditions of payment or participation and all applicable manuals, instructions, and guidance relating to such Third Party Payor, and are not in breach of or default under any such contract such that no failure to comply has resulted in or would reasonably be expected to result in a Material recoupment or a required Material repayment, criminal penalty or civil penalty, fine or Proceeding of or against such Acquired Company, other than with respect to recoupments or adjustments arising from time to time in the Ordinary Course of Business that are not Material. To the Knowledge of the Seller, no event has occurred, is pending or has been threatened, which, after the giving of notice, lapse of time or otherwise, would constitute a breach or default by any Acquired Company under any such contract. No Acquired Company, nor any of its agents, have received any notice that there is any investigation, audit, claim, review, inquiry or proceeding pending or threatened against any of them that would reasonably be expected to result in a revocation, suspension, termination, probation, or substantial restriction of any participation by such Acquired Company in any Third Party Payor program. Complete and correct copies have been made available to Buyer of (i) all audit, survey or inspection reports received by any Acquired Company from any Governmental Authority or Third Party Payor since January 1, 2017, and all Material responses thereto made by such Acquired Company, and (ii) all Material documents relating to any audits, investigations, reviews or overpayment demands provided to any Acquired Company by any Governmental Authority or Third Party Payor since January 1, 2017. Except as set forth on Section 5.20(b) of the Disclosure Schedule, each Acquired Company is, and has been at all times since the Lookback Date, in compliance in all respects, with applicable Laws governing hospices and reimbursement and participation in Government Programs and all rules and regulations of the Government Programs applicable thereto, such that no failure to comply has resulted in or would reasonably be expected to result in a Material recoupment or a required Material repayment, criminal penalty or civil penalty, fine or Proceeding of or against such Acquired Company, other than with respect to recoupments or adjustments arising from time to time in the Ordinary Course of Business that are not Material. Each Acquired Company is, and has been at all times since the Lookback Date, in compliance in all Material respects with the conditions of participation in the Government Programs, including, but not limited to, the requirements set forth in 42 C.F.R. 418.22 that there be initial written certifications, with subsequent re-certifications in the timeframe set forth by the Medicare regulations, and by such physicians as specified in the regulations, that each hospice patient is terminally ill, with a medical prognosis that his or her life expectancy is six months or less if the illness takes its normal course, such that no failure to comply has resulted in or would reasonably be expected to result in a Material recoupment or a required Material repayment, criminal penalty or civil penalty, fine or Proceeding of or against such Acquired Company, other than with respect to recoupments or adjustments arising from time to time in the Ordinary Course of Business that are not Material. Each Acquired Company has timely provided any notifications required under applicable Government Programs to maintain its participation in the Government Programs.

(c)    Each Acquired Company is, and since the Lookback Date has been, a party to all current and valid provider agreements, certifications, Permits and authorizations required by applicable Health Care Laws and/or required from all Governmental Authorities with whom such Acquired Company participates, or from which it receives reimbursement (the “Health Care Permits”), which Health Care Permits are listed on Section 5.11 of the Disclosure Schedule. Each hospice location operated by the Acquired Companies is duly licensed, if required by the state in which it operates. Section 5.20(c) of the Disclosure Schedule sets forth the name and address of each hospice location, the name of each licensee and the expiration or renewal dates of each. There is no existing or pending or, to the Seller’s Knowledge, threatened revocation, suspension, probation, restriction, limitation, modification, rescission, involuntary termination or nonrenewal affecting any Health Care Permit held by any Acquired Company. Each Health Care Permit is valid and in full force and effect. Subject to the parties’ receipt of those consents and approvals noted on Section 5.03 of the Disclosure Schedule, none of the Health Care Permits will lapse, terminate, expire or otherwise be impaired as a result of the performance of this Agreement or the consummation of the transactions contemplated hereby. The Acquired Companies have timely made all notices or disclosures required under applicable Laws to maintain the Health Care Permits.

(d)    To the extent applicable, and except as set forth in Section 5.20(d) of the Disclosure Schedule, each Acquired Company is, and since the Lookback Date has been, in compliance in all Material respects with all Laws related to obtaining and maintaining enrollment as a Medicare and Medicaid provider, and as a participating provider in any other Government Program to which the Acquired Company submitted claims for services. None of the Acquired Companies has knowingly or willfully made or caused to be made, or induced or sought to induce the making of, any false statement or representation (or knowingly or willfully omitted to state a fact required to be stated therein or necessary to make the statements contained therein not misleading) of a fact with respect to (i) qualification for any Government Program, (ii) information required to be provided under § 1124A of the Social Security Act (42 U.S.C. § 1320a-3), or (iii) information otherwise required to be submitted by Government Program regulations.

(e)    Except as set forth on Section 5.20(e) of the Disclosure Schedule, since the Lookback Date, all claims for reimbursement submitted by, or on the behalf of, the Acquired Companies to any Third Party Payor have been, in all Material respects, prepared and filed in accordance with all applicable Health Care Laws. All services billed by each Acquired Company to a Government Program or Third Party Payor are supported by documentation maintained in accordance with such Acquired Company’s applicable policies and procedures, consistent with industry standards, and the requirements of the applicable Government Program or Third Party Payor such that no failure to comply has resulted in or would reasonably be expected to result in a recoupment or a required repayment, criminal penalty or civil penalty, fine or Proceeding of or against such Company, other than with respect to recoupments or adjustments arising from time to time in the Ordinary Course of Business that are not Material. No Acquired Company has made a Material claim to any Government Program or Third Party Payor for: (i) a patient who has not been certified as terminally ill or who otherwise fails to satisfy all of the criteria for hospice appropriateness, eligibility and billing under the rules and regulations of the Government Programs and the requirements of the Third Party Payors; (ii) a service that is not an approved hospice service; (iii) a service that does not comply with the plan of care approved for the patient as periodically reviewed by the attending physician, the medical director, and the interdisciplinary group of the hospice program as set forth in 42 C.F.R. § 418.56; (iv) services which are not reasonable and necessary for the palliation and management of the terminal illness and related conditions; (v) an item or service that was either not provided as claimed or false or fraudulent; (vi) for a patient that has not elected hospice care in accordance with 42 C.F.R. § 418.24; or (vii) amounts in excess of the amounts permitted by applicable Laws or the Government Programs or Third Party Payors, including without limitation any amounts in excess of the applicable Medicare hospice cap. All claims submitted to any Government Program or Third Party Payor by, and all billing practices (including, without limitation, billing, coding, filing, and claims practices, and the related reports and filings, including cost and cap reports) of, each Acquired Company have been timely, accurate, and filed in Material compliance in all respects with all Health Care Laws applicable to such Government Program, and each Acquired Company has paid or caused to be paid all known and undisputed refunds, penalties, overpayments, or other financial assessments or performance requirements which have become due to any Government Program, including but not limited to any such obligation relating to the “60 day” rule. No Acquired Company has any reimbursement, payment or payment rate appeals, disputes or contested positions pending before any Governmental Authority and, to the Knowledge of the Seller, none have been threatened. Each Acquired Company has timely filed all cost reports required to be filed under Title XVIII of the Social Security Act (“Medicare”) or Title XIX of the Social Security Act (“Medicaid”) since the Lookback Date. All such cost reports (i) have been prepared in all Material respects in accordance with and in compliance with all applicable Laws and (ii) are a true, correct and complete statement of the books and records of such Acquired Company in all Material respects. Since the Lookback Date, no Acquired Company has received notice of any dispute from any Governmental Authority regarding such cost or cap reports, in each case other than with respect to immaterial adjustments in the Ordinary Course of Business. Since the Lookback Date, no Acquired Company has received notice of audits or actual, alleged, possible or potential violations with respect to any cost or cap reports, and to the Knowledge of the Seller, no such audits or actual, alleged, possible or potential violations are threatened. Except as set forth on Section 5.20(e) of the Disclosure Schedule, no other Material deficiency in any such billing practices, including claims for Material overpayments, take backs, prepayment denials, setoff or recoupments, or deficiencies for late filings, has been asserted or, to the Seller’s Knowledge, threatened by any Governmental Authority or any other Third Party Payor and there is no valid basis for any such claims or deficiencies. Except as set forth on Section 5.20(e) of the Disclosure Schedule, no Acquired Company has claimed or received reimbursements from Government Programs or Third Party Payor in excess of amounts permitted by applicable Health Care Laws or the related contracts that remain unpaid, other than with respect to recoupments or adjustments arising from time to time in the Ordinary Course of Business that are not Material. The right of each Acquired Company to receive reimbursements pursuant to any Government Program or Third Party Payor has not been terminated, rescinded, suspended, subject to pre-payment or post-payment review, or otherwise adversely affected as a result of any Proceeding by a Governmental Authority or Third Party Payor.

(f)    Except as set forth on Section 5.20(f) of the Disclosure Schedule, no Acquired Company nor any officer, director, manager, managing employee (as such term is defined in 42 U.S.C. § 1320a 5(b)) or employee, or, to the Seller’s Knowledge, agent, or independent contractor of any Acquired Company since the Lookback Date (i) has been a party to a corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services or any civil investigative demand or subpoena, or any other consent decree, judgment, order, settlement or similar agreement with a Governmental Authority relating to a Government Program (including, without limitation of the foregoing, any federal or state Governmental Authority), (ii) has entered into any agreement or settlement with any Governmental Authority with respect to noncompliance with or violation of any Health Care Laws, (iii) has had any reporting obligations pursuant to any deferred prosecution, consent decree, settlement, integrity agreement, corrective action plan, or other similar obligation or agreement with any Governmental Authority other than in response to ongoing audits, inspections, credentialing, or similar requests from time to time in the Ordinary Course of Business, (iv) has been a target or defendant in any qui tam/False Claims Act or similar litigation, or (v) since the Lookback Date, has been served with or received any search warrant, subpoena, civil investigative demand, contact letter, or telephone or personal contact by or from any Governmental Authority related to termination or suspension of participation in any Government Program or billing and claims submission pursuant to any Government Program.

(g)    Except as set forth on Section 5.20(g) of the Disclosure Schedule, none of the Acquired Companies or any of their respective officers, directors, equity holders, managers, managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)), health care professionals, or other personnel (whether employees or independent contractors), while acting on behalf of any Acquired Company, is, or since the Lookback Date has been (i) debarred, excluded, suspended or otherwise prohibited from participating in any Government Program, (ii) subject to an order or consent decree of, or criminal or civil fine or penalty relating to any Government Program imposed by or on behalf of any Governmental Authority, including any civil monetary penalty assessed under Section 1128A of the Social Security Act, sanctioned, indicted or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Government Program or Third Party Payor requirement or Law, (iii) convicted of or charged with or investigated for a Government Program or Third Party Payor program related offense or a violation of applicable Laws related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances, (iv) listed on the General Services Administrative published list of parties excluded from federal procurement programs and non-procurement programs, or (v) designated a Specially Designated National or Blocked Person by the Office of Foreign Asset Control of the U.S. Department of Treasury. No Government Program exclusion, suspension, or debarment actions relating to the business conducted by any Acquired Company are pending or, to the Knowledge of the Seller, threatened against any Acquired Company or any of its officers, directors, equity holders, managers, managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)), health care professionals, or other personnel while acting on behalf of any Acquired Company.

(h)    Since the Lookback Date, no Acquired Company has submitted, or caused to be submitted, any claim in connection with any referral to any Acquired Company which violated any applicable physician self-referral law, including the Ethics in Patient Referrals Act (commonly referred to as the “Stark Law”) (42 U.S.C. § 1395nn), or any applicable state physician self-referral Law. The Acquired Companies have complied in all Material respects with all disclosure requirements of all applicable self-referral Laws, including the Stark Law and any applicable self-referral Laws.

(i)    Except as set forth in Section 5.20(i) of the Disclosure Schedule, since the Lookback Date, the Acquired Companies have Materially complied, and are currently in Material compliance with, (x) all applicable Health Care Information Laws, and (y) all contractual obligations (and all Acquired Company policies) pertaining to data privacy, data protection, and the collection and use of Personal Data collected, used, or held for use by the Acquired Companies. Each Acquired Company has in effect, and has had in effect since the Lookback Date, with each entity acting as a Business Associate (as defined in HIPAA) of such Acquired Company an agreement that satisfies all of the requirements of 45 CFR §§ 164.504(e) and 164.314(a), and such Acquired Company is, and has been since the Lookback Date, in compliance with all such agreements in all Material respects. The Seller has made available to the Buyer complete and current copies of all policies and procedures of the Acquired Companies regarding data security and privacy of Personal Data and other confidential and/or proprietary data (collectively, “Protected Data”). Each Acquired Company maintains, and has maintained at all times since the Lookback Date, commercially reasonable administrative, technical and physical safeguards designed to protect Protected Data from unauthorized access or disclosure, and such safeguards are in Material compliance with all applicable Laws, including Health Care Information Laws, and all contracts applicable to such Acquired Company or to which such Acquired Company is bound. Since the Lookback Date, no Acquired Company has (i) received a complaint regarding such Acquired Company’s access to Protected Data that resulted in a Breach of Unsecured Protected Health Information (as “Breach” and “Unsecured Protected Health Information” are defined by HIPAA) or violation of other applicable Laws; (ii) received any claim or notice from any Governmental Authority or agent thereof alleging a violation of Health Care Information Laws or the investigation of any Breach or the improper use, disclosure or access to any Protected Data in its possession, custody or control that has not been resolved; (iii) received any communication from any Governmental Authority alleging that such Acquired Company is not in compliance with Health Care Information Laws that has not been resolved; or (iv) had a Breach that required it to provide notification to any Governmental Authority under Health Care Information Laws. Since the Lookback Date and without limitation of the foregoing, to the Seller’s Knowledge, (i) there have been no security incidents that have resulted in unauthorized access, use, disclosure, modification or destruction of Protected Data or interference with operation or availability of the Company IT Systems, (ii) there has been no unauthorized access, use, disclosure or transfer of any Protected Data in the possession, custody or control of any Acquired Company or a contractor or agent acting on behalf of any Acquired Company requiring notice to any affected individual or Governmental Authority under any applicable Law or Contract of any Acquired Company, and (iii) there has been no claim from any affected individual nor any request or inspection from any Governmental Authority that is reasonably likely to give rise or has given rise to any liability under applicable Laws in relation to data protection, data security or privacy. Since the Lookback Date, there have been no complaints to or investigations by the OCR or a state Attorney General with respect to HIPAA compliance by any Acquired Company or to state authorities with respect to any Acquired Company’s state privacy laws compliance. Since the Lookback Date, to the Seller’s Knowledge, no Acquired Company has experienced any (i) Breach of Unsecured Protected Health Information (as “Breach,” “Unsecured Protected Health Information,” and “Protected Health Information” are defined by HIPAA), or (ii) Security Incident (as “Security Incident” is defined by HIPAA).

(j)    No Acquired Company and no member, officer, manager or employee of an Acquired Company has solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, for any referral in violation of any Government Program or Law, including the Anti-Kickback Statute, 42 U.S.C. Section 1320(a) 7b(b), or any applicable state anti-kickback Law. No Acquired Company has submitted any payments to any referral sources except pursuant to either (i) an arrangement that is compliant with the requirements of all applicable anti-kickback and self-referral Laws, including the Stark Law, or (ii) a bona fide employee relationship.

(k)    No Acquired Company has submitted any Material claim for payment to any payor source, either governmental or non-governmental, in violation of any Contract of any Acquired Company or any Law, including, without limitation, the Federal Civil False Claims Act (31 U.S. Code 3729) or any applicable state false claim or fraud Law.

(l)    Since the Lookback Date, each Acquired Company has established and maintained in all Material respects complete and accurate clinical records, as required by 42 C.F.R. § 418.104, for every individual who has received or is receiving care and services from such Acquired Company. Each Acquired Company’s clinical records properly support and justify, in all Material respects, the claims for reimbursement billed to any payor source, either governmental or non-governmental, and contain no false certifications or other unlawful entries.

(m)    Each physician, physician’s assistant, nurse practitioner, nurse, mid-level provider, technician, assistant, research coordinator, data coordinator or other clinical staff or healthcare professional employed or contracted by or otherwise providing healthcare services on behalf of any Acquired Company is duly licensed (to the extent required) to practice his or her profession in the state(s) in which such services are being provided and is validly registered (to the extent required) with the United States Drug Enforcement Administration under Title II of the Comprehensive Drug Abuse Prevention and Control Act of 1970, 21 U.S.C. § 801, et seq. (commonly known as the Controlled Substances Act) and with any comparable state controlled substances registration requirements. Since the Lookback Date, each such personnel has complied in all respects with all Health Care Laws relating to the services rendered by him or her on behalf of the Acquired Companies. Except as set forth on Section 5.20(m) of the Disclosure Schedule, since the Lookback Date, no such personnel has (i) had any professional license, Drug Enforcement Agency number (if applicable and to the extent required), Medicare, Medicaid or TRICARE provider number suspended or revoked, or (ii) been Materially reprimanded, sanctioned or disciplined by any state licensing board or any Governmental Authority, professional society, hospital, Third Party Payor or specialty board. Except as set forth on Section 5.20(m) of the Disclosure Schedule, each Acquired Company has (x) verified, or in the case of independent contractors, received verification from such independent contractors with respect to, the credentials of employees and independent contractors providing patient care or other services reimbursable under Government Programs, (y) conducted criminal background checks on all such employees and required its independent contractors to conduct such checks in its related independent contractor agreements, and (z) screened all such employees under the List of Excluded Individuals/Entities maintained by the Office of the Inspector General of the U.S. Department of Health and Human Services (“OIG”) and required its independent contractors to conduct such screenings in its related independent contractor agreements. No event has occurred, and no fact, circumstance or condition exists, that has resulted or reasonably may result in the denial, loss, restriction, revocation or rescission of any such professional license or registration of such personnel, and no such personnel is subject to a pending disciplinary proceeding, inquiry, monitoring or investigation under the bylaws or rules of procedure of any Acquired Company, the Drug Enforcement Administration, or any other federal or state professional board or agency charged with regulating the professional activities of such Person or any other Legal Requirement. All disciplinary actions, imposition of restrictions or conditions, revocation or non-renewal of rights and privileges for reasons requiring reporting to local, state, federal or quasi-public authorities that are required of any Acquired Company have been reported as required by applicable Law. There is no action pending or, to the Knowledge of the Seller, threatened with respect to denial, suspension or revocation of medical staff privileges or licensure of any healthcare professional who is, or since the Lookback Date has been, employed with or contracted by any Acquired Company.

(n)    Except as set forth on Section 5.20(n) of the Disclosure Schedule, no Acquired Company nor any officer, director, manager, managing employee (as such term is defined in 42 U.S.C. § 1320a 5(b)), employee or, to the Seller’s Knowledge, independent contractor or agent thereof has since the Lookback Date: (i) received any complaints from any employee, independent contractor, vendor, physician, patient or other person credibly alleging that such party while acting on behalf of any Acquired Company has violated, or is currently in violation of, any Health Care Laws; or (ii) made any voluntary disclosure to the OIG, the Centers for Medicare & Medicaid Services, or any Medicare Administrative Contractor, Medicaid program or other Governmental Authority relating to any Government Program (including, without limitation, any federal or state Governmental Authority). A correct and complete copy of the Acquired Companies’ current compliance program has been made available to Buyer, and each Acquired Company is, and has been, in compliance in all Material respects with such program.

(o)    Since the Lookback Date, no Acquired Company has conducted any home health operations, provided any skilled or non-skilled home health services, or participated in, or received any funds from, any Government Programs with respect to the provision of any home health services.

(p)    Except as disclosed Section 5.20(p) of the Disclosure Schedule, (i) no Acquired Company, nor any of its directors, officers, owners, members, managers, employees or, to the Seller’s Knowledge, agents or independent contractors while acting on behalf of any Acquired Company, has entered into any joint venture, partnership, co-ownership or other financial arrangement involving any ownership, lease or investment interest with an individual known by such Person to be a physician or other referral source or an immediate family member of a physician or other referral source; and (ii) no physician who has, or whose immediate family member has, a financial relationship (as such terms are defined in the Stark Law), with any Acquired Company directly or indirectly makes (or has made) referrals, as that term is defined in the Stark Law, to any Acquired Company or any predecessor business without complying with an applicable exception from the Stark Law’s referral prohibition.

(q)    No Acquired Company is relying on any exemption from or deferral of any Health Care Laws (other than applicable exceptions from the Stark Law’s referral prohibition as set forth on Section 5.20(q) of the Disclosure Schedule).

(r)    Section 5.20(r) of the Disclosure Schedule sets forth the patient census of each provider number of each Acquired Company as of April 13, 2020 (to be updated by the Seller as of the Closing), and shows by provider number the start of care date, the last billing date, the residence, and the level of service for each patient; provided, that such census does not contain any Protected Data of any such patient.

(s)    Except as set forth on Section 5.20(s), each Acquired Company has and has had at all times since the Lookback Date effective and enforceable written contracts with all skilled nursing facilities in which its patients reside. All specialty programs currently utilized by any Acquired Company or utilized by it since the Lookback Date, including, but not limited to, programs or protocols targeting specific diseases states, are set forth on Section 5.20(s) of the Disclosure Schedule.

(t)    Since the Lookback Date, each Acquired Company has submitted bills to Medicare and all other payors for all patients receiving hospice services from it in accordance with the sequential billing requirements of the related Government Programs and Third Party Payors, with such exceptions as would not give rise to any Material liability of any Acquired Company or interfere, in any Material respect, with, disrupt or delay the billing or collection activities of any Acquired Company after the Closing.

(u)    Except as set forth on Section 5.20(u) of the Disclosure Schedule, since the Lookback Date, (i) no Proceedings have been filed against any Acquired Company or any of its employees or, to the Seller’s Knowledge, any of its independent contractors or agents alleging a violation of any Health Care Law with respect to any Acquired Company, and, to the Seller’s Knowledge, no such Proceedings are threatened or pending, and (ii) no Acquired Company has been subject to any adverse inspection, survey, inquiry, finding, investigation, penalty assessment, judgment, audit, program integrity review, denial of claims, prepayment denial, take back or recoupment effort by any Governmental Authority or other Third Party Payor or any trade association, professional review organization, accrediting organization, licensing or certifying agency, or other compliance or enforcement action that has not been resolved without further obligation or liability of any Company. Further, except as set forth on Section 5.20(u) of the Disclosure Schedule, there is not any such investigation, audit, program integrity review, survey, denial of claims, prepayment denial, take back or recoupment effort or similar compliance or enforcement action pending or, to the Seller’s Knowledge, threatened against any Acquired Company.

(v)    Except as set forth on Section 5.20(v) of the Disclosure Schedule, since the Lookback Date, to the Seller’s Knowledge, (i) no Acquired Company has provided to patients or beneficiaries free or no cost services, including any palliative care services (outside of the palliative services included in the hospice benefit), and (ii) no Acquired Company has billed a fair market rate for such palliative care services to a Third Party Payor or the patient and/or the patient’s family.

(w)    To the Seller’s Knowledge, during the preceding five (5) years, no owner, manager or administrator of any Acquired Company, or any other representative of any Acquired Company whose identity must be disclosed on CMS Form 855 A, or any Affiliate thereof, has been party to any joint venture, partnership, co-ownership or other financial arrangement with any healthcare provider who has had a “Disclosable Event” (as defined in 42 C.F.R. 424.502).

5.21    Payors and Suppliers.

(a)    Set forth on Section 5.21(a) of the Disclosure Schedule is a complete and correct list of the twenty (20) largest Third Party Payors (each, a “Top Payor”) of the Acquired Companies based on the dollar amount of revenue during the fiscal year ending on December 31, 2019, with the related dollar amount of revenue during such fiscal year for each Top Payor shown thereon. No Top Payor has terminated, cancelled, or failed to renew, or given any Acquired Company written notice that references its intention to terminate, cancel, or fail to renew, its business relationship with any Acquired Company (whether or not subject to a contract).

(b)     Set forth on Section 5.21(b) of the Disclosure Schedule is a complete and correct list of the twenty (20) largest suppliers (each, a “Top Supplier”) of the Acquired Companies based on the dollar amount of payments during the fiscal year ending on December 31, 2019, with the related dollar amount of revenue during such fiscal year for each Top Supplier shown thereon. No Top Supplier has terminated, cancelled, or failed to renew, or given any Acquired Company written notice that references its intention to terminate, cancel, or fail to renew, its business relationship with any Acquired Company (whether or not subject to a contract).

(c)    Set forth on Section 5.21(c) of the Disclosure Schedule is a complete and correct list of the twenty (20) largest contracted care partners (each, a “Top Contracted Care Partner”) of the Acquired Companies, measured by the average daily census of Acquired Company hospice patients residing at such contracted care partner locations during the fiscal year ending on December 31, 2019, with the average daily census of Acquired Company hospice patients residing at each such Top Contracted Care Partner shown thereon. No Top Contracted Care Partner has terminated, cancelled or failed to renew, or given any Acquired Company written notice that references its intention to terminate, cancel or fail to renew, its business relationship with any Acquired Company (whether or not subject to a contract).

5.22    Certain Business Practices.

(a)    Each Acquired Company is, and for the last three (3) years has been, in compliance with, in all Material respects, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-bribery and anti-corruption laws of those jurisdictions in which it does business (collectively, “Anti-Corruption Law”). No Acquired Company, nor any of its directors, managers, officers or employees, or, to the Seller’s Knowledge, its agents, representatives or independent contractors acting or purporting to act on its behalf, has, in any Material respect:

(i)    offered, promised, paid, given, authorized or approved the payment or giving of any money, gift or other thing of value, directly or indirectly, to or for the benefit of any employee, official, representative, or other person acting on behalf of any government or department, agency or instrumentality thereof, or of any public international organization, or any political party or official thereof, or candidate for political office (each, a “Government Official”), for the purpose of: (x) influencing any act or decision of such Government Official in his, her, or its official capacity; (y) inducing such Government Official to do, or omit to do, an act in violation of the lawful duty of such Government Official; or (z) securing any improper advantage; or

(ii)    acted or attempted to act in any manner which would subject any Acquired Company to liability under any Anti-Corruption Law.

(b)    There are, and have been, no allegations, investigations, inquiries, actions or proceedings with regard to a potential violation of any Anti-Corruption Law by any Acquired Company or any of its Affiliates or any of their respective current or former directors, managers, officers, employees, equityholders or agents, or other Persons acting or purporting to act on their behalf.

(c)    No Acquired Company is required to have any export licenses, registrations, approvals or other authorizations to operate its business as currently conducted.

5.23    Bank Accounts, Etc. Section 5.23 of the Disclosure Schedule sets forth a true, correct and complete list of: (i) each bank, savings and loan or similar financial institution in which any Acquired Company has an account or safety deposit box and the numbers of the accounts or safety deposit boxes maintained thereat; (ii) the names of all Persons authorized to draw on each such account or to have access to any such safety deposit box facility; (iii) a description of any compensating balance arrangements in connection with such accounts or safety deposit boxes; and (iv) a list of any assets owned by any Acquired Company constituting negotiable instruments, promissory notes, tangible chattel paper and documents of title in excess of $10,000.

5.24    Stimulus Funds, Etc.

(a)    Section 5.24(a) of the Disclosure Schedule sets forth all CARES Act stimulus fund programs in which the Acquired Companies are participating and the amount of funds received and/or requested by the Acquired Companies for each such program on or after April 10, 2020 (together with any additional CARES Act stimulus funds hereafter received by the Acquired Companies, the “Stimulus Funds”). The Acquired Companies have maintained accounting records associated with the Stimulus Funds in Material compliance with the Relief Fund Payment Terms and Conditions and related guidance available as of the date hereof, in each case listed by each tax identification number of the applicable Acquired Companies. The Acquired Companies have used commercially reasonable efforts to utilize all such Stimulus Funds received by them pursuant to the Public Health and Social Services Emergency Fund in accordance in all Material respects with all applicable Laws and the applicable Relief Fund Payment Terms and Conditions. Further, any such Stimulus Funds that have not been so used are maintained in the bank account(s) of the Acquired Companies and have not been distributed to the Seller or any other Person, or otherwise utilized or expended. The Acquired Companies have not requested any advance payments from Medicare pursuant to the applicable CARES Act stimulus fund program.

(b)    Section 5.24(b) of the Disclosure Schedule sets forth the total amount of Taxes of the Acquired Companies, the payment of which has been deferred by the Seller and/or the Acquired Companies under the authority of Section 2302 of the CARES Act (the “Deferred Payroll Tax Liability”). Section 5.24(b) of the Disclosure Schedule shall be updated by the Seller to reflect such amount as of the Closing.

ARTICLE VI

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period commencing on the date of this Agreement and ending on the earlier to occur of the Closing or termination of this Agreement pursuant to Article XI (such period, the “Pre-Closing Period”):

6.01    Further Assurances; Closing Conditions. During the Pre-Closing Period, the Buyer and the Seller will, as promptly as practicable, (a) execute and deliver, or cause to be executed and delivered, such additional instruments and other documents and will take such further actions as may be reasonably requested by the other Party as necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby, and (b) subject to the terms of Section 6.03(c) below, use their commercially reasonable efforts to cause the conditions set forth in Article VIII and Article IX to be satisfied and to consummate the transactions contemplated herein as promptly as practical; provided, that, notwithstanding anything to the contrary in this Agreement, neither the Buyer, Seller, the Acquired Companies, nor any owner of Seller will be required to pay any consent or similar fee to obtain any third-party consents. The Parties acknowledge and agree that the Buyer shall be responsible for paying for all filing fees associated with obtaining any governmental consents hereunder.

6.02    Notices and Consents. Without limiting the generality of Section 6.01, during the Pre-Closing Period, (a) the Seller will deliver the notices set forth on Section 6.02 of the Disclosure Schedule to the third parties set forth on Section 6.02 of the Disclosure Schedule and will use its commercially reasonable efforts (which will not include the payment of a consent or similar fee) to obtain the third party consents set forth on Section 6.02 of the Disclosure Schedule, and (b) the Buyer will cooperate in all reasonable respects with the Seller and use its commercially reasonable efforts to obtain all such consents.

6.03    Regulatory Filings.

(a)    General. During the Pre-Closing Period, each of the Buyer and the Seller will, and Buyer will cause its Affiliates to and the Seller will cause the Acquired Companies to, use their commercially reasonable efforts to (i) as promptly as reasonably practicable, obtain from any Governmental Authority any consent, approval, authorization, declaration, waiver, license, franchise, Permit, certificate or Order required to be obtained or made by the Buyer, the Seller, or any of the Acquired Companies, and to avoid any Proceeding by any Governmental Authority, in each case in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, and (ii) as promptly as reasonably practicable make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law. Without limitation of the foregoing, the Parties shall use commercially reasonable efforts to submit all of the required Governmental Authority filings listed on Section 8.07 of the Disclosure Schedule within three (3) Business Days after the Parties’ execution and delivery of this Agreement. During the Pre-Closing Period, the Buyer and the Seller will, and the Buyer will cause its Affiliates to, cooperate with each other in connection with obtaining all such consents, approvals, authorizations, declarations, waivers, licenses, franchises, Permits, or Orders and the making of all such filings, including providing copies of all such non-proprietary documents to the non-filing Party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. During the Pre-Closing Period, the Buyer and the Seller will, and Buyer will cause its Affiliates to and the Seller will cause the Acquired Companies to, promptly furnish to each other all information required for any application or other filing to be made by the other in connection with the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Section 6.03, to the extent any document or information to be provided pursuant to this Section 6.03 is proprietary, confidential, and/or commercially sensitive, such information may be provided on an outside-counsel only basis, and such materials may be redacted as necessary.

(b)    Limitations. Notwithstanding any provision to the contrary in this Agreement, (y) nothing in this Agreement shall require any party or its Affiliates to litigate with any Governmental Authority concerning the transactions contemplated hereby and (z) no party nor its Affiliates shall be required hereunder to (I) enter into any settlement, undertaking, consent decree, stipulation or other agreement with any Governmental Authority in connection with this Agreement, or (II) divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agree to do any of the foregoing) with respect to the subsidiaries, businesses, assets or properties of the Buyer or any of its Affiliates or of the Acquired Companies.

(c)    Other Actions. Except as specifically required by this Agreement, the Buyer and the Seller will not, and Buyer will cause its Affiliates not to and the Seller will cause the Acquired Companies not to, knowingly take any action, or knowingly refrain from taking any action, the effect of which would be to delay or impede the ability of the Parties to consummate the transactions contemplated by this Agreement.

(d)    Obligations Cumulative. The Parties’ obligations in this Section 6.03 are cumulative, and a Party’s obligations in any specific clause of this Section 6.03 will not be interpreted to limit in any way the Parties’ obligations in any other clause.

6.04    Conduct of the Business.

(a)    During the Pre-Closing Period, except (i) as set forth on Section 6.04 of the Disclosure Schedule, (ii) as otherwise provided for by this Agreement (including with respect to the Reorganization), (iii) as required by Law, (iv) as consented to in writing by the Buyer (which consent will not be unreasonably withheld, delayed, or conditioned), (v) for the use of available cash to repay any Funded Debt and pay Transaction Expenses prior to the Closing, or (vi) for borrowings in the Ordinary Course of Business under the Seller or any of the Acquired Companies’ existing credit facilities in effect on the date hereof, the Seller will (and will cause its Affiliates to) (x) use commercially reasonable efforts to carry on the Business of the Acquired Companies in the Ordinary Course of Business and substantially in the same manner as previously conducted and (y) not, and cause any of the Acquired Companies not to, take any action that would require disclosure under Section 5.06.

(b)    During the Pre-Closing Period, the Acquired Companies will use commercially reasonable efforts to utilize the Stimulus Funds in accordance in all Material respects with all applicable Laws and the applicable Relief Fund Payment Terms and Conditions. The Acquired Companies will maintain appropriate accounting records associated with such Stimulus Funds, including tracking the costs and other expenses for which stimulus funds are used and quantifying the lost revenue incurred by the Acquired Companies during the COVID-19 pandemic, in each case listed by each tax identification number of the applicable Acquired Companies. The Acquired Companies shall, after prior consultation and with the reasonable cooperation of the Buyer, be permitted to utilize the Stimulus Funds for one-time increases and incentive payments or arrangements with their respective employees. Further, any such Stimulus Funds that are not used in accordance with the applicable Relief Fund Payment Terms and Conditions shall not be distributed to the Seller or any other Person, or otherwise utilized, prior to the Closing. Without limitation of the foregoing, the Acquired Companies will not use or otherwise apply any such Stimulus Funds received by them toward the reduction of the Deferred Payroll Tax Liability. The Acquired Companies will not request any advance payments from Medicare pursuant to the applicable CARES Act stimulus fund program, or participate in any other stimulus fund programs associated with the CARES Act.

(c)    Nothing in this Section 6.04 is intended to result in the Seller or any of the Acquired Companies ceding control to the Buyer of the Seller’s or the Acquired Companies’ basic Ordinary Course of Business and commercial decisions prior to the Closing Date.

6.05    Access to Information and Employees. During the Pre-Closing Period, the Seller will provide (or cause to be provided, as applicable) Buyer and Buyer’s authorized agents and Representatives reasonable access at reasonable times during normal business hours (x) with at least forty-eight hours’ prior written notice, to the books and records of the Seller and the Acquired Companies and (y) with at least forty-eight hours’ prior written notice (which notice shall describe in sufficient detail the information Buyer and its authorized agents and Representatives are seeking), to the records and ledgers maintained by GGNSC Administrative Services LLC that specifically relate to onboarding the business and employees of the Acquired Companies, as well as provide the Buyer with such reasonable access to the employees of the Acquired Companies and GGNSC Administrative Services LLC as is reasonably necessary to permit Buyer to obtain the related employee information and “onboard” the employees (i.e., employees, medical directors, volunteers, and other contracted employees) of the Acquired Companies on the Closing Date, which “onboarding” shall include “day one” benefits enrollment, 401(k) plan participation and payroll conversion in and to Amedisys Holding, LLC and any applicable training, communications and information technology/network services related to supporting these “onboarding” activities; provided, that (a) all such access will be coordinated through Houlihan Lokey, Inc., (b) such access does not unreasonably interfere with the operation of the Seller’s, the Acquired Companies’ or GGNSC Administrative Services LLC’s respective businesses and will be subject to the Seller’s reasonable security measures and insurance requirements, (c) except as reasonably necessary for the “onboarding” process, the Buyer and its authorized agents and Representatives will not contact or otherwise communicate, directly or indirectly, with the employees, customers, or suppliers of the Seller and the Acquired Companies unless, in each instance, approved in advance by the Seller (such approval not to be unreasonably withheld, conditioned or delayed), (d) with respect to GGNSC Administrative Services LLC, if Seller, its Affiliates or its Representatives are able to respond sufficiently within the prescribed 48-hour notice period to the information requests made by Buyer and its authorized agents and Representatives, then no further access need be granted with respect to such requests, and (e) nothing herein will require the Seller and the Acquired Companies to furnish to Buyer or provide Buyer with access to information that legal counsel for the Seller or any of the Acquired Companies reasonably conclude would reasonably be expected to give rise to antitrust or competition Law issues or that is subject to attorney-client privilege or is the subject of any applicable information privacy or security Laws.

6.06    Notice of Developments; Hold-Back Amount.

(a)    Each of the Seller and the Buyer shall give prompt (but in any event within three (3) Business Days) notice to the other if any of the following occurs during the period from the date of the Agreement and continuing until the earlier of the termination of this Agreement or the Closing:

(i)    receipt of any notice of, or other communication relating to, a Material default, or event which with notice or lapse of time or both would become a Material default, under any Material Contract;

(ii)    receipt of any notice or other communication in writing from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(iii)    receipt of any notice or other communication from any Governmental Authority in connection with the transactions contemplated hereby;

(iv)    the occurrence or non-occurrence of any fact or event which could reasonably be expected to cause any Material covenant, condition or agreement hereunder not to be complied with or satisfied;

(v)    the commencement or, to the Seller’s Knowledge, colorable threat in writing of any lawsuit involving or affecting any Acquired Company or any of its properties or assets;

(vi)    the occurrence or non-occurrence of any fact or, to the Seller’s Knowledge, an event that causes or is reasonably likely to cause a breach by the Seller or the Buyer of any Material provision of this Agreement applicable to it;

(vii)    the occurrence of any fact or event that results in the inaccuracy in any representation or warranty of such Party in this Agreement; or

(viii)    the occurrence of any event that, had it occurred prior to the date of the Agreement without any additional disclosure hereunder, would have constituted a Material Adverse Effect or Buyer Material Adverse Effect; provided, however, that if any disclosure would constitute a breach of a representation or warranty made by the Seller, the Buyer shall use commercially reasonable efforts to obtain coverage for the matter under the R&W Insurance (subject to the retention thereunder);

provided, that if any of the notices described in clauses (i) through (viii) of this Section 6.06(a) (each, a “Notice of Developments”) represents a variance from or inaccuracy in the representations and warranties contained in Article III, Article IV, and Article V, which variance would permit the Seller or the Buyer, as applicable, to terminate this Agreement pursuant to Article XI by reason of such variance or inaccuracy (as acknowledged by the notifying Party in the related Notice of Development), the Seller or the Buyer, as applicable, shall be deemed to have waived its right to terminate this Agreement or to prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 8.01 or Section 9.01, as applicable, with respect to the matter described in such Notice of Developments if the Seller or the Buyer, as applicable, does not exercise such termination right within ten (10) Business Days (or such longer period as may be agreed by Buyer and Seller in writing, with such agreement not to be unreasonably withheld, conditioned or delayed if additional time is reasonably necessary for the Party receiving such notice to diligently investigate the matter) of receipt of such Notice of Developments relating to a variance or inaccuracy from the other Party. In the event either Party delivers any Notice of Developments pursuant to this Section 6.06(a), such notifying Party shall reasonably cooperate with the other Party’s review and investigation of the matter described therein, including promptly providing all information reasonably available to such notifying Party relating thereto upon request of the other Party and providing reasonable access to any Person, including third party advisors and/or outside counsel to such notifying Party, as reasonably necessary for the other Party to diligently investigate the matter described therein.

(b)    In the event one or more Notice of Developments are delivered by Seller which describes any variance from or inaccuracy in of any of the representations and warranties contained in Article IV and Article V, and such variances or inaccuracies described therein are not cured by the Seller or the Acquired Companies at or prior to the Closing (collectively, the “Uncured R&W Variances”), then if the Closing occurs in accordance with the terms of this Agreement, the Buyer shall be entitled to withhold from the Closing Payment an amount the total amount of Losses that would reasonably be expected to be incurred by the Acquired Companies after the Closing as a result of such Uncured R&W Variances (such amount, which shall not exceed $10,000,000, together with any escrow earnings thereon, the “Hold-Back Amount”). At the Closing, the Hold-Back Amount shall be deposited by the Buyer into escrow to be held by a mutually agreed upon escrow agent pursuant to the terms of a commercially reasonable escrow agreement to be entered into at the Closing by the Buyer, the Seller and such escrow agent. The escrow agreement shall provide, in pertinent part, that once the total amount of Losses actually incurred by the Acquired Companies as a result of the related variance or breach is finally agreed upon by the Buyer and the Seller or determined by a court of competent jurisdiction or an arbitrator pursuant to a final and non-appealable judgment or order, as applicable, the escrow agent shall (i) disburse such amount (which shall not exceed the Hold-Back Amount) to the Buyer, and (ii) disburse the remaining balance of the Hold-Back Amount to the Seller. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Seller, nor any of the Seller’s Affiliates, have any liability for any such variance or breach in excess of the Hold-Back Amount.

6.07    Exclusivity. During the Pre-Closing Period, the Seller will not, and will not permit the Acquired Companies or any other Affiliates or its or their respective directors, officers, employees, investment bankers and other Representatives to, directly or indirectly, (a) solicit, initiate, facilitate or knowingly encourage the initiation of any Acquisition Proposal or

(b) participate in any discussions or negotiations with any third party regarding, or furnish to any third party any information in connection with, any Acquisition Proposal. The Seller shall cause the Acquired Companies to immediately cease and cause to be terminated, and shall cause their respective Affiliates and all of their other respective Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, any Acquisition Proposal.

6.08    Employment Term Sheets. Prior to the Closing, the Seller shall, and shall cause the Acquired Companies to, use commercially reasonable efforts to cooperate with Buyer’s reasonable requests in order to facilitate the execution of employment term sheets and accompanying protective covenant agreements with those employees of the Acquired Companies listed on Exhibit B. Notwithstanding anything to the contrary contained herein, and for the avoidance of doubt, the failure to complete the ultimate execution of such term sheets and/or protective covenant agreements shall in no way impede, hinder, or delay the Closing.

6.09    Lease Agreement. Prior to the Closing, the Parties shall use commercially reasonable efforts to cause Amedisys Holding, LLC, as tenant, and GGNSC Administrative Services LLC, as landlord, to enter into a lease agreement for commercial-use space of approximately 26,421 square feet at the premises located at 1000 Fianna Way, Fort Smith, Arkansas, on terms and conditions (including, but not limited to, term and rent) to be negotiated by the Parties in good faith; provided such rental and other economic terms shall be substantially the same as those that are currently in effect pursuant to the applicable parties’ existing oral lease for such premises (subject to the Parties good faith negotiation with respect to the allocation of utility costs). Notwithstanding anything to the contrary contained herein, and for the avoidance of doubt, the failure of the applicable parties to execute such agreement prior to the Closing shall in no way impede, hinder, or delay the Closing.

6.10    Confidentiality Agreement. The Parties acknowledge and agree that as of the date hereof, and continuing through the Closing Date, Amedisys and the Company are and remain bound to the confidentiality agreement executed on February 2, 2020 by them (or on their behalf) (the “Confidentiality Agreement”).

6.11    Interim Financial Information. During the Pre-Closing Period, the Seller will supply the Buyer with unaudited monthly consolidated financial statements for the Acquired Companies and year-to-date unaudited consolidated financial statements for the Acquired Companies for each month following the Latest Balance Sheet Date (including, for the avoidance of doubt, each month preceding and following the date of the Agreement), in each instance within twenty (20) days after the end of each month during the Pre-Closing Period and prepared in accordance with procedures employed by the Seller in preparing prior monthly and year-to-date financial statements, together with the agency-level financial statements and such other financial information as may be reasonably requested by the Buyer.

6.12    R&W Insurance. At or prior to the date hereof, the Buyer will have obtained, at the Buyer’s cost and expense, the R&W Insurance Commitment Letter for the R&W Insurance. The Buyer shall use its reasonable best efforts to seek to cause all conditions set forth in the R&W Insurance Commitment Letter for the issuance of the R&W Insurance at the Closing to be satisfied, including paying all fees and premiums due from it and arising under the R&W Insurance

Commitment Letter (which payment may be effected, in part or in full, through the release of the R&W Deposit Amount as contemplated by Section 1.02(c) and the terms of the Escrow Agreement), as required for the R&W Insurance to be effective as of the Closing. The Buyer and its Affiliates will not amend, waive or otherwise modify the R&W Insurance Commitment Letter or the R&W Insurance in any manner that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any claim or Proceeding against any owner of the Seller or any of the Seller’s Affiliates or any past, present, or future Representative of any of the foregoing based upon, arising out of, or related to this Agreement, or the negotiation, execution, or performance of this Agreement, in each case absent Fraud. Absent Fraud, the Buyer will indemnify the owners of the Seller for any Losses arising from claims brought against any of the owners of the Seller by the insurer under the R&W Insurance.

6.13    Other Covenants.

(a)    The Seller shall cause the Acquired Companies, at least fourteen (14) days prior to the Closing but no more than twenty-one (21) days prior to the Closing, to provide the Buyer with an updated Schedule 5.12(a) of the Disclosure Schedule. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, the Seller shall cause the Acquired Companies not to hire any additional employees, other than such hires arising in the Ordinary Course of Business or as needed, as determined by Seller in its sole discretion reasonably exercised, to maintain appropriate staffing levels in connection with the COVID-19 pandemic; provided, however, that Seller shall give prompt notice to Buyer of changes to staffing levels that increase, materially, such staffing levels relative to historic staffing levels.

(b)    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, the Seller will cause the Acquired Companies to use commercially reasonable efforts to retain the employees of the Acquired Companies through the Closing Date other than terminations in the Ordinary Course of Business.

(c)    The Seller shall cause the Acquired Companies to maintain (or maintain on behalf of the Acquired Companies) insurance coverage for the Acquired Companies through the Closing Date no less favorable than the insurance coverages for them in effect as of the date of the Agreement.

(d)    Not less than two (2) Business Days prior to the Closing Date, the Seller shall cause the Acquired Companies to deliver to the Buyer all documentation required to change authorizations for the accounts identified in Section 5.23 of the Disclosure Schedule to the individuals designated by the Buyer, with such documentation to be held in escrow by the Buyer and not released until the Closing.

(e)    The Seller shall, and shall cause the Acquired Companies to, use commercially reasonable efforts to cooperate with Buyer’s reasonable requests in order to facilitate preparation of the pro forma financial statements and historical financial statements required to be filed by the Buyer or Amedisys with the Securities and Exchange Commission (the “SEC”) or any applicable national securities exchange, including providing such financial information for the Acquired Companies as is reasonably necessary to prepare pro forma financial statements required to be filed by the Buyer with the SEC or any applicable national securities exchange. The Buyer Company shall reimburse the Seller for any reasonable out-of-pocket costs incurred by it or the Acquired Companies prior to the Closing in providing the cooperation described in the preceding sentence. The Seller shall cause the Acquired Companies to request the registered accounting firm that audited the Audited Financial Statements to deliver, at Buyer’s sole cost and expense, all required consents for the inclusion of such financial statements in any filings the Amedisys makes with the SEC or any applicable national securities exchange.

(f)    On even date herewith, the Seller shall cause the Acquired Companies to enter into a binder agreement or commitment letter for that certain FFACTS health care claims insurance policy with a coverage amount of $10,000,000, in the form and content reviewed and approved by the Seller and the Buyer (the “Health Care Claims Policy”), pursuant to which the insurer party thereto shall agree to issue, effective as of the date hereof, the Health Care Claims Policy insuring the Acquired Companies in accordance with the terms therein. The Seller shall cause the Acquired Companies to comply with the terms of the Health Care Claims Policy and otherwise maintain such insurance coverage in full force and effect through the earlier of the Closing or the termination of the Agreement. The cost of the Health Care Claims Policy shall be handled in accordance with this Section 6.13(f) and shall not constitute Transaction Expenses or otherwise be accounted for in the computation of Working Capital. The Seller shall be responsible for paying any portion of the premium of the Health Care Claims Policy required to be paid prior to the Closing. In the event of the termination of this Agreement, the Seller shall have the right and option, in its sole and absolute discretion, to cause the Acquired Companies to terminate the Health Care Claims Policy at such time. In the event of the termination of the Health Care Claims Policy at such time in accordance with the preceding sentence, the Buyer shall reimburse the Acquired Companies for the premium cost paid by them for the Health Care Claims Policy (net of any premium refunded to the Acquired Companies or the Seller on account of such termination). In the event of the Closing, the Buyer shall pay to the Seller at the Closing the premium cost previously paid by the Acquired Companies for the Health Care Claims Policy.

(g)    Seller shall undertake such steps and execute, deliver and file, or cause the execution, delivery and filing of, the Reorganization Documents and such other documents necessary to complete the Reorganization prior to the Closing, all such steps and documents to be undertaken in consultation with, and subject to the reasonable approval of, Buyer, not to be unreasonably withheld, conditioned, or delayed.

(h)    If any notice, disclosure or other information required for maintenance of the Government Program participation by any Acquired Company or maintenance of the Health Care Permits is discovered prior to the Closing to be inaccurate or insufficient, the Seller shall use commercially reasonable efforts to cause such Acquired Company to cooperate with Buyer to submit any necessary filings or documents to the Government Programs or other Governmental Authorities to correct such notice, disclosure or information.

(i)    Effective no later than the day before the Closing, Seller shall cause the Company to adopt a resolution (to be effective upon the consummation of the Closing) and take any action necessary to terminate participation by the Company Employees in the Golden Living 401(k) Profit Sharing Plan and Trust and any health and welfare Plans in which the Company Employees participated prior to the Closing, except for any rights such Company Employees may have under COBRA. Seller shall be responsible for any filings, disclosures or notices required by Law or otherwise related to the termination of participation of the Company Employees in the Golden Living 401(k) Profit Sharing Plan and Trust or the health and welfare Plans.

ARTICLE VII

POST-CLOSING COVENANTS

7.01    Further Assurances. From and after the Closing, upon the reasonable request of the other Party and at such requesting Party’s expense, each of the Buyer and the Seller will execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, all such further documents and instruments and will take, or cause to be taken, all such further actions as the requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

7.02    Director and Officer Liability and Indemnification.

(a)    For a period of six (6) years after the Closing, the Buyer will not, and will not permit the Acquired Companies to, amend, repeal, or modify any provision of the Organizational Documents of the Acquired Companies relating to the exculpation or indemnification of any officers, directors, or managers (unless required by Law), it being the intent of the Parties that the current and former officers, directors, and managers of the Acquired Companies will continue to be entitled to such exculpation and indemnification to the fullest extent of the Law for such six (6) year period.

(b)    At the Closing, the Acquired Companies shall obtain (at the Buyer’s cost and expense), on behalf and for the benefit of the Acquired Companies, fully prepaid “tail” policies, which (i) have an effective term of six (6) years from the Closing, (ii) cover only those Persons who are currently covered by each of the Acquired Companies’ existing directors’ and officers’ liability insurance policies (each, an “Indemnified Person”) in effect as of the date of this Agreement and only for matters occurring at or prior to the Closing, and (iii) contain coverage terms substantially comparable to those applicable to the current directors and officers of each of the Acquired Companies (collectively, the “D&O Tail Policies”). The Buyer will be responsible for the payment of all fees, costs, and expenses relating to the D&O Tail Policies. The Buyer will, and will cause each of the Acquired Companies to, maintain the D&O Tail Policies in full force and effect during their full terms.

(c)    To the extent any Acquired Company has any indemnification obligations after the Closing with respect to an Indemnified Person pursuant to this Section 7.02: An Indemnified Person shall notify such Acquired Company of the existence of any threatened or actual Proceeding for which such Indemnified Person is entitled to indemnification hereunder as promptly as reasonably practicable after such Indemnified Person learns of such Proceeding; provided, that the failure to so notify shall not affect the obligations of such Acquired Company under this Section 7.02 except to the extent such failure to notify actually and Materially prejudices such Acquired Company. Such Acquired Company, at its expense, shall have the right to control the defense of the Proceeding with counsel selected by such Acquired Company and reasonably acceptable to the Indemnified Person. Such Acquired Company shall cooperate fully with the Indemnified Person, and the Indemnified Person shall cooperate fully with such Acquired

Company, in connection with the defense of any Proceeding. No settlement of a Proceeding may be made by such Acquired Company without the Indemnified Person’s written consent, except for a settlement which requires no more than a monetary payment for which the Indemnified Person is fully indemnified and which does not require the admission of liability. No settlement of a Proceeding may be made by an Indemnified Person without the written consent of such Acquired Company (such consent not to be unreasonably withheld, delayed or conditioned).

7.03    Access to Books and Records.

(a)    From and after the Closing, for so long as the related books and records are retained by the Acquired Companies in accordance with the Buyer’s standard record retention procedures, the Buyer will, and will cause each of the Acquired Companies to provide the Seller and its Representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the books and records of each of the Acquired Companies with respect to periods prior to the Closing Date, to the extent reasonably requested by the Seller. Unless otherwise consented to in writing by the Seller, the Buyer will not permit the Acquired Companies, for a period of seven (7) years following the Closing Date (or for such longer period that may be required under applicable Law), to destroy or otherwise dispose of any Material books and records of the Acquired Companies, or any portions thereof, relating to periods prior to the Closing Date without first giving reasonable prior written notice to the Seller and offering to surrender to the Seller such books and records or such portions thereof. Notwithstanding the foregoing, the Buyer and the Acquired Companies shall not be required to disclose to the Seller (i) any books, records or other documents (A) if doing so would violate any Law to which the Buyer or any of its Affiliates (including any Acquired Company) is subject or which it reasonably determined upon the advice of counsel would reasonably be expected to result in the loss of the ability to successfully assert attorney-client and work product privileges or (B) if the Buyer or any of its Affiliates, on the one hand, and the Seller or any of its Affiliates, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto.

(b)    From and after the Closing, the Seller agrees to take commercially reasonable efforts (A) to retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent timely notified in writing by the Buyer, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the Buyer reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Buyer so requests, the Seller shall allow the Buyer to take possession of such books and records.

7.04    Employees.

(a)    The Buyer will not, and will cause each of the Acquired Companies not to, take any action following the Closing that would reasonably be expected to result in liability to the Seller under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Law.

(b)    Buyer presently intends, for the period commencing on the Closing Date and continuing for a period of at least twelve (12) months thereafter, that each employee of the Acquired Companies (each, a “Company Employee”) actively employed as of the Closing Date shall be entitled to receive, while in the employ of the applicable Acquired Company, (i) substantially the same salary or hourly rate and substantially the same bonus opportunities as provided by an Acquired Company to each such employee immediately prior to the Closing as disclosed on Section 5.13(a) of the Disclosure Schedule, and (ii) the same benefits made available by Buyer to other similarly situated employees. Notwithstanding the foregoing, (x) none of Buyer, the Acquired Companies, nor any of their respective Affiliates, shall be obligated to continue to employ any Company Employee for any specific period of time following the Closing Date, subject to the terms of applicable Law and, for the avoidance of doubt, nothing herein is intended to, nor shall be construed to, limit the ability of Buyer, any Acquired Company or any of their respective Affiliates to terminate the employment of any Company Employee, (y) nothing herein shall prohibit Buyer, the Acquired Companies or their respective Affiliates from amending or terminating any employee benefit plans, programs, policies and arrangements maintained by Buyer, the Acquired Companies or any of their respective Affiliates following the Closing, subject to the provisions of applicable law and the related benefit plans, and (z) following the Closing, Buyer, the Acquired Companies and their respective Affiliates shall be permitted to adjust the compensation terms and benefit plans of the Company Employees at any time following the Closing if Buyer determines, in its sole discretion reasonably exercised, that such adjustments are needed to improve the profitability of the related operating location in view of then-applicable market conditions.

(c)    Buyer further agrees that, from and after the Closing Date and to the extent permitted by the related Plans, Buyer shall and shall cause each Acquired Company to grant all of its Company Employees credit for any service with such Acquired Company earned prior to the Closing Date (i) for eligibility and vesting purposes and (ii) for purposes of vacation and other paid time off accrual, tuition assistance repayment and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or maintained by Buyer or any Acquired Company on or after the Closing Date (the “New Plans”). In addition, Buyer shall, from and after the Closing Date and to the extent permitted by the related employee benefit plans, (A) cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Company Employee under any Plan as of the Closing Date and (B) cause any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing Date by any Company Employee (or covered dependent thereof) of any Acquired Company for covered medical services and prescription drugs to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable New Plan for medical and prescription drug benefits in the year of initial participation but only for those Company Employees (and covered dependents) of any Acquired Company that has provided the information required by Buyer in a mutually agreed format in order to fulfill this requirement.

(d)    The Parties acknowledge and agree that all of the provisions contained in this Section 7.05 are included for the sole benefit of the Parties, and that nothing in this Agreement, express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any Company Employee or former employees of the Acquired Companies, any participant in any Plan or any dependent or beneficiary thereof, or (ii) to employment or to continued employment with Buyer or any of its Affiliates.

7.05    Tax Matters.

(a)    Transfer Taxes. The Buyer will pay, or cause to be paid all of the transfer Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on the Acquired Companies as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”). The Seller agrees to cooperate with the Buyer in the filing of any returns with respect to the Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such returns and the payment of such amounts due under this Section 7.05(a).

(b)    Pre-Closing Returns and Post-Closing Returns. Following the Closing, the Buyer will prepare, or cause to be prepared, all Tax Returns that are required to be filed by the Acquired Companies for any taxable period ending on or before the Closing Date, excluding, for the avoidance of doubt, any Tax Returns of a Seller Affiliated Group that include the Acquired Companies (the “Pre-Closing Returns”). The Buyer will permit the Seller to review and comment on each such Tax Return prior to filing and will make such revisions as are reasonably requested by the Seller. The Buyer will also file, or cause to be filed all Tax Returns that are required to be filed by the Acquired Companies for any taxable period ending after the Closing Date, including those relating to any Straddle Periods, but excluding, for the avoidance of doubt, any Tax Returns of a Seller Affiliated Group that include the Acquired Companies (the “Post-Closing Returns”). All Taxes shown due and payable on the Pre-Closing Returns or the Post-Closing Returns allocable to the pre-Closing period shall be paid by the Seller no later than three (3) days prior to the due date of the related Tax Return, except to the extent that such Taxes were taken into account as a liability in the determination of the Working Capital. The Buyer, the Acquired Companies, and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 7.05(b), including promptly supplying any information in their possession that is reasonably necessary to complete such Tax Returns.

(c)    Post-Closing Actions. None of the Buyer or any of its Affiliates will (or will cause or permit any other Person to) (a) amend, re-file or otherwise modify any Tax Return filed by any of the Acquired Companies with respect to any taxable period ending on or before the Closing Date (or portion thereof); (b) file any ruling or request with any Taxing Authority that relates to Taxes or Tax Returns of any of the Acquired Companies for any taxable period ending on or before the Closing Date (or portion thereof); or (c) enter into any voluntary disclosure with any Taxing Authority regarding any Tax or Tax Returns of any of the Acquired Companies for any taxable period ending on or before the Closing Date (or portion thereof) (including any voluntary disclosure with a Taxing Authority with respect to filing Tax Returns or paying Taxes for any taxable period ending on or before the Closing Date (or portion thereof) in a jurisdiction that any of the Acquired Companies did not previously file a Tax Return or pay Taxes), in each case, without the prior written consent of the Seller, not to be unreasonably withheld, conditioned, or delayed, or as otherwise required by applicable Laws.

(d)    Pre-Closing Tax Refunds. Any refunds of Taxes with respect to any taxable period ending on or before the Closing Date (or portion thereof) that are received by the Buyer, any of the Acquired Companies after the Closing Date (any such refund, a “Pre-Closing Tax Refund”), will be for the account of the Seller, and the Buyer will pay over to the Seller any such Pre-Closing Tax Refund within ten (10) days after receipt thereof. All such refunds will be claimed in cash rather than as a credit against future Tax liabilities.

(e)    Section 338(h)(10) Election. Company and the Seller shall join with the Buyer in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign tax law) with respect to the purchase and sale of the stock of the Company hereunder and, indirectly, its corporate subsidiaries, Hospice Preferred Choice, Inc. and Hospice of Eastern Carolina, Inc. (collectively, a “Section 338(h)(10) Election”). The Section 338(h)(10) Election will be made on IRS Form 8023. Such IRS Form 8023 will be prepared by the Buyer prior to the Closing and delivered by the Buyer to the Seller for the Seller’s execution and delivery at the Closing. The Seller shall have the opportunity to review and comment on Form 8023 prior to the Closing. The Buyer will cause the Company and its corporate subsidiaries, Hospice Preferred Choice, Inc. and Hospice of Eastern Carolina, Inc., to file the Form 8023 with the IRS Center where the federal income tax return that includes the deemed sale gain will be filed before the fifteenth day of the ninth month beginning after the month that includes the Closing Date and will provide a copy of the filed form to the Seller. The Seller will cause the Form 8023 to be attached to the U.S. corporate income tax return for the taxable year beginning on the date following the Closing Date. In connection with the making of the Section 338(h)(10) Election, the Purchase Price and the liabilities of the Company and its corporate subsidiaries, Hospice Preferred Choice, Inc. and Hospice of Eastern Carolina, Inc., (plus other relevant items) will, consistent with Sections 338(h)(10) and 1060 of the Code and the regulations thereunder, be allocated among the assets of the Company and its corporate subsidiaries, Hospice Preferred Choice, Inc. and Hospice of Eastern Carolina, Inc., based on their fair market values determined in accordance with Schedule 7.05(e)(ii) (the “Allocation”). No later than February 1, 2021, Buyer shall provide Seller with the Allocation. Buyer shall permit Seller to review and comment on the Allocation and shall make such revisions as are reasonably requested by the Seller. The Allocation shall be binding on the parties hereto, and the parties hereto agree not to take (or permit any of their Affiliates to take) any tax position (on Internal Revenue Service Form 8883 and any equivalent state Tax form or otherwise) that is inconsistent with such Allocation. In any action, arbitration, audit, hearing, investigation, litigation, suit or other proceeding related to the determination of any Tax, neither the Buyer nor the Seller shall contend or represent that such allocation is not a correct allocation, except as otherwise determined by a final determination by a taxing authority.

(f)    Straddle Periods. For purposes of determining the amount of any Taxes due for a Straddle Period, the amount of any Tax that is attributable to the portion of such Straddle Period ending on the Closing Date shall be:

(i)    in the case of Taxes that are either (1) based upon or related to income or receipts, or (2) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the Acquired Companies ended with (and included) the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and

(ii)    in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Acquired Companies, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period.

(g)    Dispute Resolution. In the event either Buyer or the Seller notifies the other in writing of an item or matter in dispute pursuant to this Section 7.05, then the Buyer and the Seller will negotiate in good faith to resolve such disputed item or matter, but if they do not reach a final resolution within thirty (30) days after the delivery of the written notice, the Seller and the Buyer will retain and submit each unresolved item or matter to the Independent Auditor for resolution thereof (with Buyer and Seller to each be responsible for one-half of the fees of the Independent Auditor). The Independent Auditor will be instructed to set forth a procedure to provide for prompt resolution of any unresolved items or matters and, in any event, to make its determination in respect thereof within thirty (30) days following its retention. Neither the Buyer nor the Seller will have or conduct any communication, either written or oral, with the Independent Auditor without the other Party either being present (or having waived or declined in writing its right to be present) or receiving a concurrent copy of any written communication. The Buyer and the Seller, and their respective Representatives, will cooperate fully with the Independent Auditor during its engagement and respond on a timely basis to all reasonable requests for information or access to documents or personnel made by the Independent Auditor, all with the intent to fairly, and in good faith, resolve all disputed items or matters as promptly as reasonably practicable. The Independent Auditor’s determination of such disputed items or matters will be final and binding upon the Parties.

7.06    Mutual Release.

(a)    If and only if the Closing occurs, the Seller, for itself, its Affiliates and its successors and assigns, and their respective Affiliates (collectively, the “Seller Releasors”), hereby forever fully and irrevocably releases and discharges Amedisys, the Buyer and the Acquired Companies, and each of their respective predecessors, successors, direct or indirect Subsidiaries and past and present equityholders, managers, directors, officers, employees, agents, and other Representatives (collectively, the “Buyer Released Parties”) from any and all actions, suits, claims, demands, debts, agreements, obligations, promises, judgments, or liabilities of any kind whatsoever in Law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expense, and attorneys’, brokers’, and accountants fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising prior to the Closing Date, which the Seller Releasors can, will or may have against the Buyer Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated (collectively, the “Seller Released Claims”), and hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any Proceeding of any kind, in any court or before any tribunal, against any Buyer Released Party based upon any Seller Released Claim.

(b)    If and only if the Closing occurs, each of the Acquired Companies and the Buyer for itself, its Affiliates and its successors and assigns, their respective Affiliates (collectively, the “Buyer Releasors”), hereby forever fully and irrevocably releases and discharges the Seller and each of its predecessors, successors, direct or indirect Subsidiaries and past and present equityholders, managers, directors, officers, employees, agents, and other Representatives (collectively, the “Seller Released Parties”) from any and all actions, suits, claims, demands, debts, agreements, obligations, promises, judgments, or liabilities of any kind whatsoever in Law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expense, and attorneys’, brokers’, and accountants fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising after the Closing Date, which the Buyer Releasors can, will or may have against the Seller Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated (collectively, the “Buyer Released Claims”), and hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any Proceeding of any kind, in any court or before any tribunal, against any Seller Released Party based upon any Buyer Released Claim.

(c)    Notwithstanding anything to the contrary in this Section 7.06, neither the “Buyer Released Claims” nor the “Seller Released Claims” will include, and the provisions of this Section 7.06 will not release or otherwise diminish, (i) the obligations of any Party set forth in or arising under any provisions of this Agreement or any Related Agreement, or (ii) any claims for Fraud, or (iii) any claims against an insurer pursuant to any insurance coverages of the Buyer Releasors or the Seller Releasors, as applicable.

7.07    Dormant AseraCare Entities. Following the Closing, the Seller shall not, and shall not permit any of its Affiliates (excluding, for the avoidance of doubt, the Acquired Companies) to, use the “AseraCare” trade name or any associated trade names, marks or logos. In furtherance of the foregoing, within thirty (30) days following the Closing, the Seller shall either dissolve or change the legal name of any such Affiliate bearing the legal name “AseraCare” to remove therefrom the “AseraCare” trade name, including, without limitation, the following entities: AseraCare Home Health – Clarks Summit, LLC, AseraCare Home Health – Omaha, LLC, AseraCare Home Health – Pittsburgh, LLC, and AseraCare Home Health – Corinth, LLC.

7.08    CARES Act Compliance. Following the Closing, Buyer will undertake commercially reasonable efforts to cause the Acquired Companies to utilize all Stimulus Funds in accordance in all Material respects with all applicable Laws and Relief Fund Payment Terms and Conditions.

ARTICLE VIII

CONDITIONS TO THE OBLIGATIONS OF THE BUYER

The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date, any or all of which may be waived in writing in whole or in part by the Buyer:

8.01    Accuracy of Representations and Warranties. The representations and warranties of the Seller set forth in Article IV and Article V (i) that are qualified as to Materiality or Material

Adverse Effect shall be true and correct and (ii) that are not qualified as to Materiality or Material Adverse Effect shall be true and correct in all Material respects, in each case on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except in each case for such representations and warranties that speak specifically as of the date hereof or as of another date, in which case such representations and warranties need only to be true and correct, or true and correct in all Material respects, as applicable, as of such date), except those instances in which the failure of the representations and warranties to be true and correct would not, in the aggregate, reasonably be expected to result in Losses to the Acquired Companies of $10,000,000 or more.

8.02    Compliance with Obligations. Each of the Seller and the Acquired Companies will have performed in all Material respects all of their respective Material obligations required to be performed under this Agreement at or prior to the Closing, including completion of the Reorganization, but excluding the obligations set forth in 6.08 and 6.09.

8.03    No Adverse Proceeding. No Proceeding by any Governmental Authority will be pending against the Seller, the Acquired Companies, or any of their assets wherein an unfavorable judgment, decree or Order would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.

8.04    Satisfaction of Materiality Conditions. Each of the Materiality Conditions shall be satisfied as of the Closing.

8.05    Release Letter. The Seller will have received the Release Letter pursuant to Section 2.03(d).

8.06    No Material Adverse Effect. Since the date of this Agreement, there will not have occurred any Material Adverse Effect.

8.07    Governmental Authority Approvals. All consents, authorizations, orders and approvals of (or filings or registrations with) those Governmental Authorities listed on Section 8.07 of the Disclosure Schedule (collectively, the “State Regulatory Authorities”), which are required in connection with the execution, delivery and performance of this Agreement, shall have been obtained or made by the Parties, except for any documents required to be filed, or consents, authorizations, orders or approvals required to be issued after the Closing Date.

8.08    R&W Insurance. The R&W Insurance shall be in full force and effect (provided this condition to Closing is contingent upon the Buyer’s compliance with its obligations under Section 6.11).

8.09    Material Third Party Consents and Notices. The Seller will have received documents evidencing the consent to the closing of the transactions contemplated by this Agreement by the persons named on Section 8.09 of the Disclosure Schedule, who are parties to the Material Contracts listed on Section 8.09 of the Disclosure Schedule.

8.10    Other Deliveries. The Buyer will have received each of the other deliverables set forth in Section 2.03 (other than the deliverable set forth in Section 2.03(k)).

If the Closing occurs, all closing conditions set forth in this Article VIII that have not been fully satisfied as of the Closing will be deemed to have been fully waived by the Buyer.

ARTICLE IX

CONDITIONS TO THE OBLIGATIONS OF THE SELLER

The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date, any or all of which may be waived in writing in whole or in part by the Seller:

9.01    Accuracy of Representations and Warranties. The representations and warranties of the Buyer set forth in Article III (i) that are qualified as to Materiality or Material Adverse Effect shall be true and correct and (ii) that are not qualified as to Materiality or Material Adverse Effect shall be true and correct in all Material respects, in each case on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except in each case for such representations and warranties that speak specifically as of the date hereof or as of another date, in which case such representations and warranties need only to be true and correct, or true and correct in all Material respects, as applicable, as of such date).

9.02    Compliance with Obligations. The Buyer will have performed in all Material respects all of their respective Material obligations required to be performed under this Agreement at or prior to the Closing.

9.03    No Adverse Proceeding. No Proceeding by any Governmental Authority will be pending wherein an unfavorable judgment, decree or Order would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.

9.04    Reserved.

9.05    Other Deliveries. The Seller will have received each of the deliverables set forth in Section 2.02.

If the Closing occurs, all closing conditions set forth in this Article IX that have not been fully satisfied as of the Closing will be deemed to have been fully waived by the Seller.

ARTICLE X

SURVIVAL

The Parties, intending to modify any applicable statute of limitations, agree that (a) representations and warranties in this Agreement will terminate effective as of the Closing and will not survive the Closing for any purpose, and, except in the case of Fraud, thereafter there will be no liability on the part of, nor will any claim be made by, any Party or any of their respective Affiliates in respect thereof, and (b) after the Closing, there will be no liability on the part of, nor will any claim be made by, any Party or any of their respective Affiliates in respect of any covenant or agreement to be performed prior to the Closing, other than in the case of a breach by the Seller of its covenants or agreements set forth in Section 6.04 (including, without limitation, Seller’s covenant not to take, and to cause the Acquired Companies not to take, any action that would require disclosure under Section 5.06(c) or any other subsection of Section 5.06), which covenants and agreements of Seller shall survive the Closing for six (6) months. If no claim for a breach of Section 6.04 is asserted by Buyer against Seller in writing within six (6) months after the Closing, there will be no liability on the part of Seller, nor will any claim be made by Buyer, in respect thereof. All covenants and agreements contained in this Agreement that contemplate performance thereof following the Closing or otherwise expressly by their terms survive the Closing will survive the Closing in accordance with their terms, or until waived by the Person with the authority to make such waiver.

ARTICLE XI

TERMINATION

11.01    Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)    by mutual written consent of the Buyer and the Seller;

(b)    by the Buyer upon written notice to the Seller, if:

(i)    there has been a Material Adverse Effect or a Material violation or Material breach by the Seller of any covenant, representation, or warranty contained in this Agreement which has prevented or would prevent the satisfaction of any condition to the obligations of the Buyer to complete the Closing set forth in Article VIII and (A) such Material Adverse Effect or Material violation or Material breach has not been waived by the Buyer, (B) the Buyer has provided written notice to the Seller of its intent to terminate this Agreement pursuant to this Section 11.01(b) within five (5) Business Days of its receipt of written notice of such Material Adverse Effect or Material violation or Material breach from the Seller (which the Seller hereby agrees to provide to the Buyer promptly following the occurrence of such Material Adverse Effect or Material violation or Material breach) (or such longer period as is permitted by Section 6.06(a)), and (C) the Seller or the Acquired Companies, as applicable, has not cured such Material Adverse Effect or Material violation or Material breach within ten (10) Business Days (or by the End Date, if sooner) after receiving written notice thereof from the Buyer; provided, however, that the Buyer will not be entitled to terminate this Agreement pursuant to this Section 11.01(b)(i) if there has been a Material violation or Material breach by the Buyer which has prevented or would prevent satisfaction of any condition to the obligations of the Seller set forth in Sections 9.01 or 9.02; or

(ii)    the transactions contemplated hereby have not been consummated by the End Date; provided, however, that the Buyer will not be entitled to terminate this Agreement pursuant to this Section 11.01(b)(ii) if the Buyer’s breach of this Agreement or willful or negligent conduct has substantially contributed to the failure of, or has prevented, the consummation of the transactions contemplated hereby to occur by the End Date;

(c)    by the Seller upon written notice to the Buyer, if:

(i)    there has been a Material violation or Material breach by the Buyer of any covenant, representation, or warranty contained in this Agreement which has prevented or would prevent the satisfaction of any condition to the obligations of the Seller to complete the Closing set forth in Article IX and (A) such Material violation or Material breach has not been waived by the Seller, (B) the Seller has provided written notice to the Buyer of its intent to terminate this Agreement pursuant to this Section 11.01(c) within five (5) Business Days of its receipt of written notice of such Material violation or Material breach from the Buyer (which the Buyer hereby agrees to provide to the Seller promptly following the occurrence of such Material violation or Material breach), and (C) the Buyer has not cured such Material violation or Material breach within ten (10) Business Days (or by the End Date, if sooner) after receiving written notice thereof from the Seller (provided, however, that the failure of the Buyer to make any payment required by Section 1.02, will not be subject to cure hereunder unless otherwise agreed to in writing by the Seller); provided, however, that the Seller will not be entitled to terminate this Agreement pursuant to this Section 11.01(c)(i) if there has been a Material violation or Material breach by the Seller which has prevented or would prevent satisfaction of any condition to the obligations of the Buyer set forth in Sections 8.01 or 8.02; or

(ii)    the transactions contemplated hereby have not been consummated by the End Date; provided, however, that the Seller will not be entitled to terminate this Agreement pursuant to this Section 11.01(c)(ii) if the Seller’s or the Acquired Companies’ breach of this Agreement or willful or negligent conduct has substantially contributed to the failure of, or has prevented, the consummation of the transactions contemplated hereby to occur by the End Date;

(d)    by either the Buyer or the Seller, if any Governmental Authority will have enacted, promulgated, issued, entered, or enforced any injunction, judgment, Order, or ruling permanently enjoining, restraining or prohibiting the transactions contemplated by this Agreement, which will have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 11.01(d) will not be available to any Party whose failure to fulfill any obligation or condition under this Agreement has been the cause of, or resulted in, such injunction, judgment, Order, or ruling.

11.02    Effect of Termination. If any Party validly terminates this Agreement pursuant to Section 11.01, (i) the Seller and the Buyer will promptly jointly instruct the Escrow Agent to release the R&W Deposit Amount to the Buyer, in accordance with the terms of the Escrow Agreement, and (ii) all rights and obligations of the Parties hereunder will terminate without any liability of any Party to any other Party, except that this Article XI, Article XII, all related defined terms set forth in Exhibit A, and the Confidentiality Agreement will survive the termination of this Agreement as applicable and in accordance with their terms; provided, that the termination of this Agreement will in no way limit any claim by a Party that another Party breached the terms of this Agreement prior to or in connection with such termination, including by failing to consummate the transactions contemplated by this Agreement, nor will such termination limit the right of such non-breaching Party to seek specific performance and all other remedies available at Law or equity.

ARTICLE XII

GENERAL PROVISIONS

12.01    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered, upon transmission by e-mail with confirmation of receipt, one (1) day after deposit with Federal Express or similar overnight courier service, or three (3) days after being mailed by first class mail, return receipt requested. Notices, demands, and communications to the Parties will, unless another address is specified in writing, be sent to the addresses indicated below:

(a)    if to the Buyer to:

Amedisys Hospice, L.L.C.
c/o Amedisys, Inc.
3854 American Way
Suite A
Baton Rouge, LA 70816-4013
Facsimile No.: (225) 299-3796
Email:	paul.kusserow@amedisys.com
Attn:	Paul B. Kusserow
Chief Executive Officer

Amedisys Hospice, L.L.C.
c/o Amedisys, Inc.
209 10th Avenue, Suite 512
Nashville, TN 37203
Facsimile No.: (225) 299-3796
Email:	dave.kemmerly@amedisys.com
Attn:	David L. Kemmerly, Esq.
General Counsel

with a copy (which notice will not constitute notice) to:

Butler Snow LLP
445 North Boulevard, Suite 300
Baton Rouge, LA 70802
Email:	lee.kantrow@butlersnow.com
jacob.kantrow@butlersnow.com
george.holmes@butlersnow.com
Attn:	Lee C. Kantrow, Esq.
Jacob M. Kantrow, Esq.
George P. Holmes, Esq.

(b)    if to the Seller, to:

Golden Gate Ancillary LLC
c/o Golden Living
1000 Beverly Way
Fort Smith, AR 72919-9008
Attention:	Holly Rasmussen-Jones
Email:	Holly.Rasmussen@goldenliving.com

and

with a copy to (which notice will not constitute notice):

McDermott Will & Emery LLP
333 Avenue of the Americas, Suite 4500
Miami, Florida 33131
Attention:	Fred Levenson and Patrick Rowe
Email:	flevenson@mwe.com and prowe@mwe.com

12.02    Entire Agreement. This Agreement (including the Disclosure Schedule, the Buyer Disclosure Schedule, and the Exhibits attached hereto), the Related Agreements, and other documents delivered at the Closing pursuant hereto or thereto, contain the entire understanding of the Parties in respect of their subject matter and supersede all prior agreements and understandings (oral or written) between the Parties with respect to such subject matter. The Disclosure Schedule, the Buyer Disclosure Schedule, and the Exhibits constitute a part hereof as though set forth in full above.

12.03    Severability. The unenforceability or invalidity of any provision of this Agreement will not affect the enforceability or validity of any other provision.

12.04    Expenses. Except as otherwise provided herein, the Parties will pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement.

12.05    Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled, or discharged, except by written instrument executed by all of the Parties. No failure to exercise, and no delay in exercising, any right, power, or privilege under this Agreement will operate as a waiver, nor will any single or partial exercise of any right, power, or privilege hereunder preclude the exercise of any other right, power, or privilege. No waiver of any breach of any provision will be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor will any waiver be implied from any course of dealing between the Parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement will be deemed to be an extension of the time for performance of any other obligations or any other acts.

12.06    Binding Effect; Assignment. The rights and obligations of this Agreement will bind and inure to the benefit of the Parties and their respective successors and assigns. Except as set forth in Section 7.02, nothing expressed or implied herein or therein will be construed to give any other person any legal or equitable rights hereunder. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by the Parties without the prior written consent of the other Party, other than an assignment, for collateral purposes, to or for the benefit of a debt financing source of Buyer under any debt financing documentation.

12.07    Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original but all of which together will constitute one and the same instrument.

12.08    Interpretation; Disclosure Schedule. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference will be deemed to be to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All references to statutes or related regulations will include all amendments of the same and any successor or replacement statutes and regulations and all references to any Person will be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Authority, Persons succeeding to the relevant functions of such Person). The Disclosure Schedule (and any updated Disclosure Schedule) is incorporated herein and expressly made a part of this Agreement as though completely set forth herein. The headings contained herein and on the Disclosure Schedule are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement or the Disclosure Schedule. All terms defined in this Agreement will have the defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires. Terms defined in the singular will have a comparable meaning when used in the plural, and vice versa. Words of one gender shall be deemed to include the other gender as the context requires. All references to “$” in this Agreement will be deemed references to United States dollars. Any item or matter required to be disclosed on a particular Disclosure Schedule will be deemed to have been disclosed where required by the terms of this Agreement for any other Disclosure Schedule to the extent the applicability of such disclosure is reasonably apparent on its face. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts, or higher or lower amounts, or the items so included, are or are not required to be disclosed, and neither Party will use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy with any Party as to whether any obligation, item or matter not described herein or included in a Disclosure Schedule hereto is or is not required to be disclosed (including whether such amounts or items are required to be disclosed as Material). The information contained in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information contained therein will be deemed to be an admission by any Party to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement.

12.09    Governing Law; Interpretation. All matters relating to the interpretation, construction, validity and enforcement of this Agreement will be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than the State of Delaware.

12.10    Forum Selection and Consent to Jurisdiction.

(a)    Any Proceeding (other than pursuant to Section 1.04) against the Buyer, the Seller, or the Acquired Companies, or arising out of, or with respect to, this Agreement and any Related Agreements or any judgment entered by any court in respect thereof will be brought exclusively in the Court of Chancery located in the State of Delaware or, solely if such Court of Chancery declines jurisdiction, in any federal court located in the State of Delaware, or solely if such federal court declines jurisdiction, in any state court located in Wilmington, Delaware (the “Designated Courts”), and the Parties irrevocably and unconditionally submit to accept the exclusive jurisdiction of the Designated Courts for the purpose of any Proceeding. Each Party agrees that service of any process, summons, notice or document by U.S. registered mail addressed to such Party in accordance with Section 12.01 will be effective service of process for any Proceeding brought against such Party in any such court. The Buyer hereby designates the individual listed in Section 12.01(a) to whom notice may be given on behalf of the Buyer as its true and lawful agent upon whom may be served any lawful process in any Proceeding instituted by or on behalf of the Seller. The Seller hereby designates the individual listed in Section 12.01(b) to whom notice may be given on behalf of the Seller as its true and lawful agent upon whom may be served any lawful process in any Proceeding instituted by or on behalf of the Buyer.

(b)    In addition, each Party hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any Proceeding arising out of or relating to this Agreement and any Related Agreement in any Designated Court or any judgment entered by any of the Designated Courts and hereby further irrevocably waives any claim that any Proceedings brought in the Designated Courts has been brought in an inconvenient forum.

12.11    Specific Performance. Each of the Parties agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Buyer, the Seller, and the Acquired Companies would be irreparably harmed if any of the provisions of the Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which a non-breaching Party may be entitled at Law or equity, a non-breaching Party will be entitled to seek injunctive relief without the posting of any bond or other security to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof.

12.12    Arm’s Length Negotiations; Drafting. Each Party herein expressly represents and warrants to the other Parties that before executing this Agreement, said Party has fully informed itself of the terms, contents, conditions and effects of this Agreement; said Party has relied solely and completely upon its own judgment in executing this Agreement; said Party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement, which is the result of arm’s length negotiations conducted by and among the Parties and their respective counsel. This Agreement will be deemed drafted jointly by the Parties and nothing will be construed against one Party or another as the drafting Party.

12.13    Acknowledgement by the Buyer; Disclaimers.

(a)    The Buyer acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, operations, assets, liabilities, and properties of the Acquired Companies and, in making its determination to proceed with the transactions contemplated by this Agreement, the Buyer has relied and will rely on the results of its own independent investigation and verification and the representations and warranties of the Seller and the Acquired Companies expressly and specifically set forth in this Agreement, including the Disclosure Schedule. The Buyer further acknowledges that, except as set forth herein, no promise or inducement for this Agreement was offered by the Seller, the Acquired Companies, or any of their respective Representatives or relied upon by the Buyer.

(b)    The Buyer acknowledges that none of the Seller, the Acquired Companies, nor any other Person acting on behalf of the Seller, the Acquired Companies or any of their respective Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Acquired Companies or their respective businesses or assets, except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Disclosure Schedule. The Buyer further agrees that neither the Seller nor any other Person will have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer, or the Buyer’s use of, any such information, and any information, document or material made available to the Buyer or the Buyer’s Representatives in certain “data rooms,” management presentations, or any other form in expectation of the transactions contemplated by this Agreement.

(c)    THE REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE ACQUIRED COMPANIES SPECIFICALLY SET FORTH IN ARTICLE IV AND ARTICLE V OF THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE SELLER OR THE ACQUIRED COMPANIES TO THE BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE BUYER UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED (INCLUDING, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES, OR PROSPECTS OF THE ACQUIRED COMPANIES), ARE SPECIFICALLY DISCLAIMED BY THE SELLER. THE BUYER ACKNOWLEDGES THAT IT DID NOT RELY ON ANY REPRESENTATION OR WARRANTY NOT CONTAINED IN THIS AGREEMENT WHEN MAKING ITS DECISION TO ENTER INTO THIS AGREEMENT AND WILL NOT RELY ON ANY SUCH REPRESENTATION OR WARRANTY IN DECIDING TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(d)    In connection with the Buyer’s investigation of the Acquired Companies, the Buyer or its Representatives has received from or on behalf of the Acquired Companies certain projections, including projected statements of operating revenues and income from operations of the Acquired Companies and certain business plan information. The Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer is familiar with such uncertainties, that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the accuracy or veracity of purported factual data contained therein or the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that the Buyer will have no claim against the Seller or any other Person with respect thereto. Accordingly, neither the Seller nor the Acquired Companies make any representations or warranties whatsoever with respect to such estimates, projections, and other forecasts and plans (including the accuracy or veracity of purported factual data contained therein or the reasonableness of the assumptions underlying such estimates, projections, and forecasts).

12.14    Confidentiality; Publicity.

(a)    Prior to the Closing and except as provided in Section 12.14(b), no Party shall (or permit any Affiliate or any representative thereof to) issue a press release or make any other public announcement concerning the transactions contemplated by this Agreement without the prior written consent of the Seller and the Buyer, except as such release or announcement may be required by applicable Law or the rules or regulations of the United States or foreign securities exchange; provided, however, that (a) the Seller and its respective Affiliates will be permitted to disclose such information to its Representatives, members, or current investors who are instructed by the Seller to maintain such information in confidence (with Seller to be responsible for any breach by such Persons of their respective confidentiality obligations), and (b) the Parties and their respective Affiliates will be permitted to disclose and use such confidential information in connection with enforcing their rights and fulfilling their obligations under this Agreement or any other agreement entered into in connection with this Agreement. After the Closing, no press releases related to this Agreement and the transactions contemplated herein, or other announcements to the employees, patients, payors, referral sources, vendors or suppliers of the Acquired Companies, will be issued without the approval of the Buyer (which approval, in each case, shall not be unreasonably withheld, conditioned or delayed); provided, however, the Buyer shall first permit the Seller a reasonable opportunity to review and comment on the press release proposed to be issued by the Buyer upon consummation of the Closing.

(b)    Upon execution of this Agreement, the Parties have agreed that (i) a mutually agreeable public announcement will be made, and (ii) the Parties will implement a mutually agreed joint communication and preparedness plan to employees, contractors, patients, payors, referral sources, vendors and suppliers of the Acquired Companies. In connection with the foregoing, it is understood and agreed that (x) the Acquired Companies will communicate directly with their respective contractors, patients, payors, referral sources, vendors and suppliers and the Buyer will not communicate with such stakeholders in connection with the transactions contemplated hereby without the prior written approval of the Acquired Companies (not to be unreasonably withheld, conditioned or delayed), (y) the Buyer’s communications with the employees of the Acquired Companies will be accordance with the terms of Section 6.05, and (z) the joint communication and preparedness plan will reflect the Buyer’s reasonable input on the formal communications to be made by the Acquired Companies to their respective contractors, patients, payors, referral sources, vendors and suppliers in relation to the transactions contemplated hereby. For the avoidance of doubt, the foregoing shall not prohibit the Parties from communicating with their respective contractors, patients, payors, referral sources, vendors and suppliers in the Ordinary Course of Business in matters unrelated to the transactions contemplated hereby.

12.15    Made Available. With respect to all materials that are described as having been made available or delivered to the Buyer, such materials will be deemed to have been delivered or made available to the Buyer if the Buyer or any of its Representatives or agents have been granted access to a dataroom, electronic dataroom or website in which such materials were available therein at least three (3) days prior to the date hereof and maintained therein through the Closing.

12.16    Electronic Delivery. This Agreement (including the Disclosure Schedule, Buyer Disclosure Schedule, Exhibits, and Schedules attached hereto), the Related Agreements, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a portable document format (.pdf), or similar reproduction of such signed writing using electronic mail will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party or to any such agreement or instrument, each other Party hereto or thereto will re-execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such agreement or instrument will raise the use of an electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic mail as a defense to the formation or enforceability of a Contract and each such party forever waives any such defense.

12.17    Representation of the Acquired Companies. Each of the Parties hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that, McDermott Will & Emery LLP may serve as counsel to the Seller, on the one hand, and the Acquired Companies, on the other hand, in connection with the negotiation, preparation, execution, delivery, and Closing of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, and that, following consummation of the transactions contemplated hereby and thereby, McDermott Will & Emery LLP may serve as counsel to the Seller, in connection with any litigation, claim, or obligation arising out of or relating to this Agreement or the Related Agreements or the transactions contemplated by this Agreement (including claims for indemnification, disputes relating to post-Closing adjustments, and disputes involving other agreements entered into in connection with this Agreement) or the Related Agreements notwithstanding such representation or any continued representation of the Acquired Companies, and each of the Parties consents thereto and waives any conflict of interest arising therefrom, and each of such Parties will cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the Buyer and the Acquired Companies, for its and such respective Representatives, acknowledges and agrees that all communications between any of the Acquired Companies and McDermott Will & Emery LLP made in connection with the negotiation, preparation, execution, delivery, and Closing under, or any dispute or proceeding arising under or in connection with this Agreement or otherwise that, immediately prior to the Closing, would be deemed to be privileged communications of the Acquired Companies and its counsel and would not be subject to disclosure to the Buyer in connection with any process relating to a dispute arising under or in connection with this Agreement, any Related Agreement, or otherwise, will continue after the Closing and for all purposes be deemed to be privileged communications between the Seller and such counsel and neither the Buyer nor any Person purporting to act on behalf of or through the Buyer will seek to obtain the same by any process on the grounds that the privilege attaching to such communications, belongs to the Acquired Companies, and not the Seller. In addition, the Buyer will not, and will cause each of its Affiliates (including following the Closing, the Acquired Companies) not to, use any attorney-client communication remaining in the records of the Companies in a manner that would reasonably be expected to be adverse to the Seller or any of their Affiliates. Upon and after the Closing, the Acquired Companies will cease to have any attorney-client relationship with McDermott Will & Emery LLP, unless and to the extent McDermott Will & Emery LLP is specifically engaged in writing by the Acquired Companies to represent any of the Acquired Companies after the Closing and either such engagement involves no conflict of interest with respect to the Seller, or the Seller consents in writing at the time to such engagement. Any such representation of the Acquired Companies by McDermott Will & Emery LLP after the Closing will not affect the foregoing provisions hereof. For example, and not by way of limitation, even if McDermott Will & Emery LLP is representing the Acquired Companies after the Closing, McDermott Will & Emery LLP is permitted simultaneously to represent the Seller in any matter. Furthermore, McDermott Will & Emery LLP is permitted to withdraw from any representation of the Acquired Companies in order to be able to represent or continue so representing the Seller, even if such withdrawal causes the Acquired Companies or the Buyer additional legal expense (such as to bring new counsel “up to speed”), delay, or other prejudice.

12.18    Non-Recourse. This Agreement may only be enforced against, and any Proceedings that may be based upon, arise out of, or relate to, this Agreement, or the negotiation, execution, or performance of this Agreement may only be made against the Persons that are expressly identified as Parties. For the avoidance of doubt, no Proceeding may be initiated against any direct or indirect owner of the Seller.

12.19    WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DESCRIBED IN SECTION 12.10. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.19. A COPY OF THIS SECTION 12.19 MAY BE SUBMITTED TO ANY COURT AS EVIDENCE OF THE CONTENT THEREOF.

12.20    Intervention and Limited Guarantee by Amedisys.

(a)    Amedisys represents and warrants to the Seller that, as of the date hereof and as of the Closing:

(i)    Amedisys is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(ii)    Amedisys has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. All corporate acts or proceedings required to be taken by Amedisys to authorize the execution and delivery of this Agreement and the performance of Amedisys’ obligations hereunder have been properly taken.

(iii)    This Agreement has been duly authorized, executed, and delivered by Amedisys and, assuming the due and valid authorization, execution, and delivery of this Agreement by the Seller, this Agreement constitutes the legal, valid, and binding obligation of Amedisys, enforceable against it in accordance with its terms, except as enforceability may be limited by the Bankruptcy and Equity Exceptions.

(iv)     Except as set forth on Schedule 3.04 of the Buyer Disclosure Schedule, the execution, delivery, and performance of this Agreement by Amedisys and the consummation by it of the transactions contemplated hereby will not (a) violate any provision of the Organizational Documents of Amedisys, (b) violate any Material Law applicable to, binding upon, or enforceable against Amedisys, (c) result in any Material breach of, or constitute a Material default (or an event which would, with the passage of time or the giving of notice or both, constitute a Material default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon, or accelerate, any Contract to which Amedisys is a party or bound, (d) result in the creation or imposition of any Lien upon any of the Material property or Material assets of Amedisys, or (e) require the consent or approval of any Governmental Authority or any other Person.

(b)    Amedisys hereby absolutely, unconditionally and irrevocably guarantees, as a primary obligor and not merely a surety, to the Seller (i) the performance of all obligations of the Buyer under this Agreement to the extent such obligations are to be performed prior to or at the Closing and (ii) the due and punctual payment by the Buyer of all payments of the Purchase Price owing by the Buyer pursuant to Sections 1.02 and 1.06 of this Agreement (clauses (i) and (ii) collectively, the “Guaranteed Obligations”). The guarantee by Amedisys set forth in clause (i) above shall terminate upon consummation of the Closing. The guarantee by Amedisys set forth in this Section 12.20 shall continue to be effective or be reinstated, as the case may be, if at any time any payment or performance of the Guaranteed Obligations is rescinded or must otherwise be returned by the Seller upon the insolvency, bankruptcy or reorganization of Amedisys or otherwise, all as though such payment had not been made. This is a guarantee of payment and performance, as applicable, and not of collection only. The Seller shall not be required to make any demand upon, or to pursue or exhaust any right or remedy against, the Buyer prior to exercising its rights under this Section 12.20, and no delay or omission on the part of the Seller in exercising rights hereunder shall operate as a waiver or relinquishment of such rights or remedies. To the fullest extent permitted by law, Amedisys hereby expressly, unconditionally and irrevocably waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Seller (but, for the avoidance of doubt, does not waive any right or defense arising under any provision of this Agreement that requires election of remedies by the Seller). Amedisys waives promptness, diligence, notice of the acceptance of this guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-

performance, default, dishonor and protest, notice of incurrence of the Guaranteed Obligations and all other notices of any kind, any right to require the marshalling of assets of the Buyer or any other Person interested in the transactions contemplated by this Agreement, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect and all suretyship defenses generally (other than defenses to the payment of the Guaranteed Obligations that are available to the Buyer under this Agreement).

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

BUYER:

AMEDISYS HOSPICE, L.L.C.

By:	/s/ Paul B. Kusserow
Name:	Paul B. Kusserow
Title:	Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

SELLER:

GOLDEN GATE ANCILLARY LLC

By:	/s/ Wanda Prince
Name:	Wanda Prince
Title:	President

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, Amedisys caused this Agreement to be duly executed and delivered as of the day and year first above written.

AMEDISYS (solely for purposes of Section 12.20):

AMEDISYS, INC.

By:	/s/ Paul B. Kusserow
Name:	Paul B. Kusserow
Title:	Chief Executive Officer

Exhibit A

Definitions

As used herein, the following terms will have the following meanings:

“AAA” has the meaning set forth in Section 1.04.

“Acquired Companies” means the Company, Hospice Preferred, Hospice Eastern and each of the Aseracare Agencies.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than the Buyer) relating to any (a) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Seller or the Acquired Companies (excluding sales of assets in the Ordinary Course of Business), (b) tender offer for, or direct or indirect acquisition (whether in a single transaction or a series of related transactions) of any of the Equity Securities of the Seller or the Acquired Companies, or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Seller or the Acquired Companies or involving the assets of the Seller or the Acquired Companies; in each case, other than the transactions contemplated by the Agreement.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract, or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Allocation” has the meaning set forth in Section 7.05(e).

“Amedisys” has the meaning set forth in the Preamble.

“Anti-Corruption Law” has the meaning set forth in Section 5.22(a).

“Aseracare Agencies” means each of (i) Aseracare Hospice – Demopolis, LLC, a Delaware limited liability company, (ii) Aseracare Hospice – Hamilton, LLC, a Delaware limited liability company, (iii) Aseracare Hospice – Jackson, LLC, a Delaware limited liability company, (iv) Aseracare Hospice – Monroeville, LLC, a Delaware limited liability company, (v) Aseracare Hospice – New Horizons, LLC, a Delaware limited liability company, (vi) Aseracare Hospice – Tennessee, LLC, a Delaware limited liability company, (vii) Aseracare Hospice – Senatobia, LLC, a Delaware limited liability company, and (viii) Aseracare Hospice – Russellville, LLC, a Delaware limited liability company.

“Audited Financial Statements” has the meaning set forth in Section 5.04.

“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 3.03.

“Breach” has the meaning set forth in Section 5.20(i).

“Business” means the business of providing hospice, palliative, rehabilitation, nursing, counseling, and related professional services.

“Business Day” means any day, excluding Saturday, Sunday and any other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Disclosure Schedule” means the disclosure schedule delivered by the Buyer to the Seller on the date hereof regarding certain exceptions to the representations and warranties in ARTICLE III hereof.

“Buyer Material Adverse Effect” means any adverse change, effect, event, occurrence, state of facts, development or Proceeding that, individually or in the aggregate with other adverse changes, effects, events, occurrences, states of facts, developments or actions, that is or is reasonably likely or expected to prevent Buyer from consummating the transactions contemplated by this Agreement and performing all of its obligations hereunder.

“Buyer Released Claims” has the meaning set forth in Section 7.06(b).

“Buyer Released Parties” has the meaning set forth in Section 7.06(a).

“Buyer Releasors” has the meaning set forth in Section 7.06(b).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, Pub. L. 116-136.

“Cash Amount” means, as of the Effective Time, all cash and cash equivalents (which includes any unused Stimulus Funds), and marketable securities held by each of the Acquired Companies at such time, as adjusted for any deposits in transit and outstanding checks, in each case, as determined in accordance with GAAP.

“Closing” has the meaning set forth in Section 2.01.

“Closing Date” has the meaning set forth in Section 2.01.

“Closing Indebtedness” means, as of the Effective Time, all Funded Debt of the Acquired Companies other than the ZSS Indebtedness.

“Closing Payment” has the meaning set forth in Section 1.02.

“Closing Statement” has the meaning set forth in Section 1.04.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Recitals.

“Company IT Systems” means all software, computer hardware, data, databases, data communication lines, network and telecommunications equipment, servers, networks, platforms, peripherals and similar or related items of automated, computerized or other information technology (IT) networks, equipment and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed or used (including through cloud-based or other third-party service providers) by the Acquired Companies.

“Contract” means any legally binding written or oral contract, loan or credit agreement, note, bond, mortgage, indenture, lease, sublease, purchase order, commitment, arrangement, understanding or other similar contract, agreement, instrument, concession, franchise or license, in each case written or oral.

“D&O Tail Policies” has the meaning set forth in Section 7.02(b).

“Deferred Payroll Tax Liability” has the meaning set forth in Section 5.24(b).

“Designated Courts” has the meaning set forth in Section 12.10(a).

“Disclosure Schedule” means the disclosure schedule delivered by the Seller to the Buyer on the date hereof regarding certain exceptions to the representations and warranties in ARTICLE IV and ARTICLE V hereof.

“Effective Time” has the meaning set forth in Section 2.01.

“End Date” shall mean October 1, 2020; provided, that to the extent a Government Shutdown prevents the consummation of the transactions contemplated by this Agreement prior to the End Date, the End Date shall be automatically extended day-for-day, for each Business Day the Government Shutdown is in effect; provided further, that in no event shall the End Date be extended beyond November 1, 2020 unless otherwise agreed by the Parties in writing.

“Environmental Laws” means all Laws enacted and in effect on or prior to the Closing Date concerning pollution or protection of the environment, protection of public health and safety (to the extent related to exposure to or management of hazardous materials, substances or wastes), or protection of worker health and safety, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, control, or cleanup of any hazardous materials, substances or wastes.

“Environmental Permits” means all Permits required under any Environmental Law.

“Equity Securities” means (a) any partnership interests, (b) any membership or limited liability company interests or units, (c) any shares of capital stock, (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (e) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire membership or limited liability company interests or units, capital stock, or any other equity securities, (f) any securities convertible into or exercisable or exchangeable for partnership interests, membership or limited liability company interests or units, capital stock, or any other equity securities, or (g) any other interest classified as an equity security of a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Fifth Third Bank, National Association.

“Escrow Agreement” means the Escrow Agreement, dated as of the date hereof, by and among the Escrow Agent, the Buyer, and the Seller, in substantially the form as attached hereto as Exhibit F.

“Escrow Amount” means $1,000,000.

“Estimated Closing Payment” has the meaning set forth in Section 1.03.

“Estimated Working Capital” has the meaning set forth in Section 1.03.

“Financial Statements” has the meaning set forth in Section 5.04.

“Fiscal Intermediaries” means, collectively Palmetto, NGS and CGS, but solely in respect of payments under Medicare.

“Fraud” means an actual and intentional fraud solely in respect of the representations and warranties set forth in Article IV and Article V.

“Funded Debt” means, without duplication, all obligations of the Acquired Companies for: (a) indebtedness for money borrowed by the Acquired Companies and any accrued interest or prepayment premiums or penalties related thereto (determined in accordance with GAAP), but will not include accrued liabilities or accounts payable included in the computation of Working Capital; (b) letters of credit drawn upon by the Acquired Companies; (c) capital lease obligations (determined in accordance with GAAP); (d) indebtedness evidenced by any note, bond, debenture or other debt security; (e) indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services, but excluding any trade payables and accrued expenses arising in the Ordinary Course of Business included in the computation of Working Capital; (f) obligations under any interest rate, currency or other hedging agreements (other than breakage costs payable upon termination thereof on the Closing Date); (g) obligations in the nature of guarantees of the obligations of other Persons of the type referred to in clauses (a) through (f) above as of such date; and (h) liabilities in respect of unused Stimulus Funds (determined in accordance with GAAP).

“GAAP” means United States generally accepted accounting principles applied in a manner consistent with that used in preparing the Financial Statements.

“Government Official” has the meaning set forth in Section 5.22(a)(i).

“Government Program” means any United States federal, state or local health care or reimbursement program administered by a Governmental Authority, including, without limitation, any “Federal Health Care Program” as defined in 42 U.S.C. §1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority.

“Government Shutdown” means any shutdown of or Material interruption to, prior to the End Date, the State Regulatory Authorities to provide, approve or review the applicable consents, authorizations, orders and approvals of (or filings or registrations with) relating to the transactions contemplated by this Agreement, in each case that relates to the ongoing COVID-19 pandemic.

“Governmental Authority” means any domestic or foreign (a) federal, national, supranational, state, local, municipal, or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising, or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or tax authority or power of any nature, including any arbitral tribunal. For the avoidance of doubt, and without limitation, “Governmental Authorities” include contractors of the aforementioned Governmental Authorities as well as Government Programs, including, without limitation, Medicare administrative contractors, zone program integrity contractors, unified program integrity contractors, supplemental medical review contractors and the like.

“Guaranteed Obligations” has the meaning set forth in Section 12.20(b).

“Health Care Claims Policy” has the meaning set forth in Section 6.12(f).

“Health Care Laws” means all Laws that govern, regulate, restrict or relate to hospice and home health services, palliative care services, prescribing or dispensing medicines or controlled substances, healthcare referrals, billing and submission of healthcare claims, conditions of participation and conditions of payment in Government Programs, fraudulent, abusive or unlawful practices in connection with the provision of healthcare items or services or the billing for or claims for reimbursement for such items or services, healthcare claims processing, medical necessity, medical privacy and security, patient confidentiality, confidentiality of health records or Personal Data, or other healthcare-related matters, including HIPAA, other Health Care Information Laws and state privacy laws, Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395 et seq. (the Medicare statute), including the Ethics in Patient Referrals Act, as amended, or Stark Law; Title XIX of the Social Security Act, 42 U.S.C. §§ 1396 et seq. (the Medicaid statute), including, without limitation, Section 1128 J(d) thereof; TRICARE, 10 U.S.C. § 1071 et seq.; the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the Beneficiary Inducement Statute, 42 U.S.C. § 1320a-7a(a)(5); the False Claims Act, as amended, 31 U.S.C. §§ 3729-3733; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801 et seq.; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7; the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq.; criminal false claim statutes, e.g., 18 U.S.C. § 1001, 42 U.S.C. § 1320a-7b(a); the Deficit Reduction Act of 2005, P.L. 109-171, 120 Stat. 4; the Affordable Care Act, P.L. 111-148 and 111-152; state corporate practice of medicine Laws, all applicable licensing, survey, accreditation, certificate of need, regulatory Laws; all applicable regulations, rules, ordinances and orders promulgated thereunder; and any similar state and local statutes, regulations, rules, ordinances, orders or other Laws that address the subject matter of the foregoing.

“Health Care Information Law” means (a) HIPAA and (b) any federal, state and local Laws impacting Protected Health Information (as such term is defined by HIPAA), and any federal, state and local Laws regulating the privacy and/or security of individually identifiable health information, including Laws providing for notification of breach of privacy or security of individually identifiable health information, in each case with respect to the Laws described in clauses (a) and (b) of this definition, as the same may be amended, modified or supplemented from time to time, any successor statutes thereto, and any and all rules or regulations promulgated from time to time thereunder.

“Health Care Permits” has the meaning set forth in Section 5.20(c).

“HIPAA” means: (i) the Health Insurance Portability and Accountability Act of 1996; (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (iii) applicable state Laws regarding patient privacy and the security, use or disclosure of health care records; in each case, together with the rules and regulations issued pursuant thereto, and as the same may be amended, modified or supplemented from time to time.

“Hold-Back Amount” has the meaning set forth in Section 6.06(b).

“Hospice Cap Liability” means the aggregate amount by which the Acquired Companies have under-accrued their aggregate hospice cap liability as of the date hereof, which the Parties hereby agree is $400,000.

“Indebtedness Holder” has the meaning set forth in Section 2.03(d).

“Indemnified Person” has the meaning set forth in Section 7.02(b).

“Independent Auditor” has the meaning set forth in Section 1.04.

“Insurance Policies” has the meaning set forth in Section 5.15.

“Intellectual Property” means all copyrights, patents, trademarks, trade names, trade styles, logos, product designations and service marks and all applications (pending or in process) and registrations therefor and licenses thereof.

“Intercompany Receivables” has the meaning set forth in the Recitals.

“Knowledge of the Buyer”, “Buyer’s Knowledge,” “Knowledge of Amedisys,” or “Amedisys’ Knowledge” and any derivations thereof means, as of the applicable date, the actual knowledge of each of Scott G. Ginn, Chief Financial Officer of Amedisys, and Kristopher E. Novak, Vice President – Mergers & Acquisitions of Amedisys, in each case together with the knowledge that such person would reasonably be expected to have following inquiry of all employees of the Buyer or Amedisys reporting directly to such individuals.

“Knowledge of the Seller”, “Seller’s Knowledge,” and any derivations thereof means, as of the applicable date, the actual knowledge of each of Angela Sells, Senior Vice President of Operations, Lawrence Deans, Chief Executive Officer of the Company, Lisa Potter, Chief Financial Officer of the Company, and Mary Jo Kearney, Chief Compliance Officer of the Company, in each case together with the knowledge that such person would reasonably be expected to have following inquiry of all employees of the Acquired Companies reporting directly to such individuals.

“Latest Balance Sheet Date” has the meaning set forth in Section 5.04.

“Law” means any federal, state, local, municipal, or foreign Order, constitution, law (including common law), ordinance, rule, regulation, statute, or treaty.

“Leased Real Property” has the meaning set forth in Section 5.09(b).

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, right of first negotiation, preemptive right, title retention or title reversion agreement, prior assignment, or any other Material encumbrance or similar restriction of any nature, whether accrued, absolute, contingent or otherwise (including any restriction on the transfer or licensing of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), in each case except for any restrictions generally arising under any applicable federal or state securities laws, rules or regulations.

“Lookback Date” means January 1, 2017.

“Loss” means, with respect to any Person, any actual damage, liability, demand, claim, action, cause of action, cost, deficiency, penalty, fee, fine or other actual loss or out-of-pocket expense (including reasonable out-of-pocket fees of and actual disbursements by attorneys, consultants, experts, auditors or other representatives, including litigation costs, interests and penalties, but excluding any punitive damages unless actually paid to a third party).

“Material” means, with respect to any entity or group of entities, and at any particular time of determination, any material change, effect, event, occurrence, state of facts, development or Proceeding affecting the operations or financial condition, liabilities, business, operations, prospects, or results of operations of such entity or group of entities, taken as a whole, including, without limitation, any such material change, effect, event, occurrence, state of facts, development or Proceeding relating to or arising from the ongoing COVID-19 pandemic; provided, however, that such change, effect, event, occurrence, state of facts, development or Proceeding relating to or arising from the ongoing COVID-19 shall not be considered “Material” if all of the Materiality Conditions are satisfied at such time of determination.

“Material Adverse Effect” means any adverse change, effect, event, occurrence, state of facts, development or Proceeding that, individually or in the aggregate with other adverse changes, effects, events, occurrences, states of facts, developments or Proceedings, that is or is reasonably likely or expected to be materially adverse to the financial condition, liabilities, business, operations, or results of operations of any of the Acquired Companies, taken as a whole, including, without limitation, any such adverse change, effect, event, occurrence, state of facts, development or Proceeding relating to or arising from the ongoing COVID-19 pandemic, provided that any adverse change, effect, event, occurrence, state of facts, development or Proceeding attributable to the following will not constitute, and will not be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) the execution, delivery, announcement or pendency of this Agreement or the transactions contemplated by this Agreement; (b) conditions generally affecting the U.S. economy as a whole or the capital, credit or financial markets in general or the markets in which the Acquired Companies operate; (c) compliance with the terms of, or the taking of any action required by, this Agreement or approved in writing by the Buyer; (d) any change in accounting requirements or principles or any change in GAAP or the interpretation thereof by a Governmental Authority; (e) any acts of war (whether or not declared), armed hostilities, sabotage or terrorism occurring after the date of this Agreement or the continuation, escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism; (f) any earthquakes, hurricanes, floods or other natural disasters (excluding, for the avoidance of doubt, the ongoing COVID-19 pandemic); or (g) the failure by the Acquired Companies to meet any projections, estimates or budgets for any period prior to, on or after the date of this Agreement (although this clause (g) shall not apply to the adverse changes, effects, events, occurrences, states of facts, developments or Proceedings that may have given rise or contributed to any such failure); provided, however, that the matters described in clauses (b), (d), (e), and (f) shall only be taken into account in determining whether there has been a Material Adverse Effect to the extent such change, effect, event, occurrence, state of facts, development or Proceeding has had, or is reasonably likely or expected to have, a materially disproportionate effect on the Acquired Companies relative to other Persons in the hospice industry (in which case only the incremental material and disproportionate impact of such change, effect, event, occurrence, state of facts, development or Proceeding may be taken into account in determining whether there has been, or is reasonably likely or expected to be, a Material Adverse Effect); provided further, that notwithstanding anything to the contrary contained herein, no change, effect, event, occurrence, state of facts, development or Proceeding relating to or arising from the ongoing COVID-19, whether individually or in the aggregate, shall constitute, give rise to, or be considered a Material Adverse Effect if all of the Materiality Conditions are satisfied at the relevant time of determination.

“Material Contracts” has the meaning set forth in Section 5.17(a).

“Materiality Conditions” means each of the following:

(A) the average daily census for the most recent calendar week (i.e., Sunday – Saturday) ending prior to the Closing of the hospice business of both the Buyer and its subsidiaries (determined on a consolidated basis), on the one hand, and the Acquired Companies (determined on a consolidated basis), on the other hand, remains at 85% or higher of the average daily census of such Person’s hospice business for the ninety (90)-day period ending March 31, 2020 (which average daily census for the ninety (90)-day period ending March 31, 2020 for each of the Buyer and for the Acquired Companies is listed on Confidential Exhibit A-1); and

(B) none of the Fiscal Intermediaries has suspended or ceased the processing of claims or payment to any of the Acquired Companies, the Buyer, or any other direct or indirect subsidiaries of Amedisys, Inc. or the Buyer, including those engaged in home health operations.

“Medicaid” has the meaning set forth in Section 5.20(e).

“Medicare” has the meaning set forth in Section 5.20(e).

“Negative Adjustment Amount” has the meaning set forth in Section 1.06(b).

“Negotiation Period” has the meaning set forth in Section 1.04.

“New Plans” has the meaning set forth in Section 7.04(c).

“Notice of Development” has the meaning set forth in Section 6.06(a).

“Objection Disputes” has the meaning set forth in Section 1.04.

“Objection Statement” has the meaning set forth in Section 1.04.

“OIG” has the meaning set forth in Section 5.20(o).

“Order” means any order, judgment, injunction, decree, ruling, decision, binding determination, verdict, sentence, subpoena, writ, or award issued, made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority or arbitrator (whether public or private).

“Ordinary Course of Business” means an action taken by or on behalf of a Person that is recurring in nature, is consistent (including with respect to frequency and magnitude) with the past practices of such Person and is taken in the ordinary course of the operations of such Person.

“Organizational Documents” means (a) with respect to a corporation, the certificate, or articles of incorporation and bylaws; (b) with respect to any other entity, any charter or similar document adopted or filed in connection with the creation, formation, or organization of such entity; and (c) any amendment to any of the foregoing.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Permits” means all licenses, certificates, accreditations, clearances, permits, franchises, approvals, authorizations, registrations, consents or Orders of, or filings with, or notifications to, any Governmental Authority.

“Permitted Liens” means: (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Acquired Companies and for which appropriate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course of Business; (c) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over Leased Real Property which are not violated by the current use and operation of the Leased Real Property and do not Materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Business; (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not Materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Business; (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (f) purchase money Liens and Liens securing rental payments under capital lease arrangements; (g) Liens which do not Materially impact the Business; and (h) restrictions generally arising under federal and state securities Laws.

“Person” means an individual, partnership, limited liability company, corporation, business trust, joint stock corporation, estate, trust, unincorporated association, joint venture, Governmental Authority, or other entity, of whatever nature.

“Personal Data” means (i) any “nonpublic personal information” as such term is defined under the Title V of the U.S. Gramm-Leach-Bliley Act, 15 U.S.C. § 6801 et seq., and the rules and regulations issued thereunder, (ii) any “individually identifiable health information” as such term is defined under HIPAA, and the rules and regulations issued thereunder, (iii) an individual’s name, linked together with (A) the individual’s social security number or (B) another unique identifier in combination with any required security code, access code or password permitting access to such individual’s information, and (iv) identifiable information that can be used to authenticate an individual (including, without limitation, passwords or PINs, biometric data, unique identification numbers, answer to security questions, or other personal identifiers) in any format whether written, electronic or otherwise.

“Plans” has the meaning set forth in Section 5.13(a).

“Positive Adjustment Amount” has the meaning set forth in Section 1.06(a).

“Pre-Closing Period” has the meaning set forth in the preamble to Article VI

“Pre-Closing Returns” has the meaning set forth in Section 7.05(b).

“Pre-Closing Statement” has the meaning set forth in Section 1.03.

“Pre-Closing Tax Refund” has the meaning set forth in Section 7.05(d).

“Proceeding” means any action, claim, suit, charge, complaint, litigation, arbitration or mediation, inquiry, investigation, audit (including any additional development request and any audit or review conducted by any zone program integrity contractor, unified program integrity contractor, supplemental medical review contractor or similar contractor or agent conducted by or on behalf of a Governmental Authority), proceeding (including any civil, criminal, administrative, or appellate proceeding), assessment, examination, prosecution, or hearing, in each case that is commenced, brought, conducted or heard by, on behalf of, or before, or otherwise involving, any court or other Governmental Authority.

“Protected Data” has the meaning set forth in Section 5.20(i).

“Protective Covenants Agreements” means the Protective Covenants Agreements, dated as of the Closing Date, by and among the Buyer, on the one hand, and each of the Seller and Ron Silva, on the other hand, in substantially the forms as attached hereto as Exhibit G-1 and Exhibit G-2.

“Purchase Price” means Two Hundred Thirty-Five Million Dollars ($235,000,000).

“Purchased Securities” has the meaning set forth in the Recitals.

“R&W Deposit Amount” means $1,183,903.29.

“R&W Insurance” has the meaning set forth in Section 3.11.

“R&W Insurance Commitment Letter” has the meaning set forth in Section 3.11.

“Real Property Leases” has the meaning set forth in Section 5.09(c).

“Related Agreements” means the assignment of Purchased Securities, the Escrow Agreement, and each of the other documents, certificates, and instruments to be delivered hereunder or thereunder.

“Release Letter” has the meaning set forth in Section 1.02(a)(i).

“Relief Fund Payment Terms and Conditions” means the terms and conditions established by the Department of Health and Services for the receipt of any funds from the Public Health and Social Services Emergency or other CARES Act programs.

“Reorganization” has the meaning set forth in the Recitals.

“Reorganization Documents” has the meaning set forth in Section 2.03(j).

“Repayment Certificate” means the written certification, in the form attached hereto as Exhibit H.

“Representative” means, with respect to any Person, any director, officer, manager, member, partner (whether limited or general), principal, attorney, employee, agent, advisor, consultant, accountant, or any other Person acting in a representative capacity for such Person or, in the case of the Buyer, any existing or potential financing source (including lenders and co-investors).

“SEC” has the meaning set forth in Section 6.12(e).

“Section 338(h)(10) Election” has the meaning set forth in Section 7.05(e).

“Securities Act” means the Securities and Exchange Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Affiliated Group” means any affiliated, consolidated, combined, unitary or similar group for applicable federal, state or local Income Tax purposes of which Seller, or an Affiliate of Seller, is the parent.

“Seller Released Claims” has the meaning set forth in Section 7.06(a).

“Seller Released Parties” has the meaning set forth in Section 7.06(b).

“Seller Releasors” has the meaning set forth in Section 7.06(a).

“Solvent” means, with respect to a Person, as of any particular date, that (a) as of such date, the amount of the “present fair saleable value” (as such term is generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors) of its assets will, as of such date, exceed the amount of all of its liabilities as of such date, and (b) it will have, as of such date, adequate capital to carry on the business in which it is engaged or will be engaged.

“State Regulatory Authorities” has the meaning set forth in Section 8.07.

“Stimulus Funds” has the meaning set forth in Section 5.24(a).

“Straddle Periods” means, with respect to the Acquired Companies, any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” or “Subsidiaries” of any Person means any corporation, partnership, limited liability company or other legal entity in which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, fifty percent (50%) or more of the Equity Securities, the holder of which is generally entitled to elect a majority of the board of directors or other governing body of such legal entity.

“Tax Return” means any declaration, estimate, return, report, information statement, schedule, claim for refund, election and disclosure, or other document (including any related or supporting information) with respect to Taxes that is required to be filed with any Taxing Authority.

“Taxes” means any and all federal, state and local taxes, assessments and other similar governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, stamp transfer, escheat, franchise, withholding, payroll, recapture, employment, excise and property taxes, license, severance, premium, environmental, capital stock, social security, unemployment, disability, registration, estimated, alternative or add-on minimum taxes, together with all interest, penalties and additions imposed with respect to such amounts, whether disputed or not.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority that has the right to impose Taxes on any of the Acquired Companies.

“Third Party Payors” means any fiscal intermediary acting on behalf of any Government Program or any private, commercial or other non-governmental insurance program, managed care organization or other third-party payor, including, without limitation, the Medicare Advantage and the Medicare Managed Care programs.

“Top Contracted Care Partner” has the meaning set forth in Section 5.21(c).

“Top Payor” has the meaning set forth in Section 5.21(a).

“Top Supplier” has the meaning set forth in Section 5.21(b).

“Transaction Expenses” means the aggregate fees and expenses of the Seller and/or any of the Acquired Companies arising from, incurred in connection with or incident to the transactions contemplated by this Agreement, including (a) all fees and expenses payable by the Seller or the Acquired Companies prior to and on the Closing Date to Houlihan Lokey, Inc., McDermott Will & Emery LLP, and any other professional advisors, and (b) all bonuses or similar payments, if any, payable to officers and employees of the Acquired Companies or their Affiliates in connection with the consummation of the transactions contemplated by this Agreement (including the employer’s share of payroll, employment, or other Taxes associated with such payments).

“Transaction Expenses Amount” means an amount equal to all Transaction Expenses that have not been paid prior to the Closing Date, whether or not the Acquired Companies have been billed for such expenses.

“Transfer Taxes” has the meaning set forth in Section 7.05(a).

“Transition Services Agreement” means the Transition Services Agreement, dated as of the Closing Date, by and among the Company and GGNSC Administrative Services LLC in substantially the form as attached hereto as Exhibit I.

“Unaudited Financial Statements” has the meaning set forth in Section 5.04(a).

“Uncured R&W Variances” has the meaning set forth in Section 6.06(b).

“Working Capital” means the working capital of the Acquired Companies as of the Effective Time. The calculation of Working Capital will include the same line items, and only the line items, included on Exhibit C attached hereto.

“Working Capital Deficit” means the amount by which the Working Capital as of the Closing Date is less than the Working Capital Lower Target.

“Working Capital Lower Target” means $6,015,000.

“Working Capital Surplus” means the amount by which the Working Capital as of the Closing Date is greater than the Working Capital Upper Target.

“Working Capital Upper Target” means $8,015,000.

“ZSS Indebtedness” means, at any given time, the Funded Debt outstanding under that certain Credit Agreement, dated April 28, 2017, by and between Drumm Merger Co. Sub, LLC and ZSS SF Lender, LLC, as amended.